



iTouch PLC

- AND -

m-WISE INC

AGREEMENT FOR SUPPLY OF
SOFTWARE AND RELATED SERVICES

CONTENTS

THIS AGREEMENT is made on   October 14,   2002

BETWEEN:

(1)   **ITOUCH PLC**, a company registered in England under number 3911278, whose registered office is situated at 4th Floor, The Tower Building, 11 York Road, London, SE1 7NX ("iTouch")

(2)   **M-WISE INC** having an office at 2711 Centerville Road, Suite 400, New Castle County, Wilmington, Delaware 19808, USA ("m-Wise") together with its Group subsidiaries.

BACKGROUND:

(A)   iTouch offers a content provision service to its customers for use on a variety of platforms including, without limitation, the Internet, IVR, mobile networks and other distribution platforms.

(B)   m-Wise develops and enables the use of applications over mobile telephone networks.

(C)   Pursuant to an agreement dated 12 March 2002 ("ASP Agreement"), m-Wise is providing to iTouch use of certain software and applications proprietary to m-Wise in return for monthly payments.

(D)   The parties have agreed that m-Wise will customise such software for iTouch and supply such customised software and applications and certain ancillary services to iTouch, all subject to the terms and conditions of this Agreement.

IT IS HEREBY AGREED as follows:

1.   DEFINITIONS

In this Agreement the following words and phrases shall, unless the context otherwise requires, have the following meanings:

"Acceptance"	acceptance of the Licensed Software in accordance with Clause 4;
"Acceptance Tests"	tests complying with the requirements of Schedule 4 for testing conformity of the Licensed Software with the Specification in Schedule 1;
"Applications"	m-Wise's software applications listed in Schedule 1(3) at column 3 titled 'Application', for use in conjunction with the MOMA Platform;
"ASP Agreement"	see above paragraph C Application Service Provider;
"Connector"	JMS (java messeging services), TIBCO, IBM MQ Series;
"Documentation"	documentation pertaining to the Licensed Software and related processes/procedures including all updates and revisions and complying with the requirements set out in Schedule 3;
Engine	generic application enabling the configuration of services
"Hardware"	as set out in Schedule 2(1) (Recommended Platform and Access / Facilities / Information);
"Installation"	the completion of integration of the Licensed Software on the Recommended Platform more fully described in Schedule 1(5);
"iTouch Group"	iTouch and any company directly or indirectly controlling, controlled by iTouch
"Licensed Software"	the MOMA Platform and the Applications conforming to the Specification including all additional developments and customisations as set out in Schedule 8, all updates and revisions and for the purposes of Clauses 5 (Licence) and 12 (Escrow) includes the MOMA Platform, the Applications and all additional developments and customisations as set out in Schedule 8, as they may from time to time be altered or added to and does not have less functionality than previous versions;
"MOMA Platform"	m-Wise's proprietary software identified as such in Schedule 1 (MOMA V 7.0 Specification);
"Recommended	Hardware and software conforming with the description in Schedule 2 (m-Wise

Platform"	Recommended Platform and Access/Facilities/Information); and for the purposes of Clause 5 (Licence) includes such hardware and Software as it may from time to time be altered or added to or replaced;
"Services"	the services to be provided by m-Wise under this Agreement, including without limitation all customisation, Installation, training services and support during the Warranty Period set out in Clause 14.1.2;
"Site"	the premises occupied or used by iTouch at TeleCity, 8/9 Harbour Exchange, Isle of Dogs, London, E14 9GE or any other location in the UK or as specified by iTouch;
"Specification"	the specification and other requirements pertaining to the Licensed Software set out in Schedule 1;
"SMS Location Based Application"	a third party application to be purchased at a later date by iTouch and integrated into the MOMA Platform by m-Wise as set out in Schedule 1 (2)(d);
"Translator Application"	A third party application to be supplied and integrated into the MOMA Platform by m-Wise as set out in Schedule 1 (2)(c).

2. M-WISE OBLIGATIONS

On and subject to the terms and conditions of this Agreement m-Wise shall:

2.1 Confirm by way of authorised signature m-Wise's approval and recommendation of the Hardware described in Schedule 2 (Recommended Platform and Access/Facilities/Information) as being sufficiently adequate for the purposes of this Agreement.

2.2 Customise the MOMA Platform so that it conforms to the Specification and carry out the additional technical changes and requirements as set out in Schedule 1 (Specification) and all additional developments and customisations as set out in Schedule 8 (Additional Development/Customisation).

2.3 Deliver the Licensed Software to the Site and install the Licensed Software on the Recommended Platform at the Site.

2.4 Supply to iTouch all Documentation set out in Schedule 3 (Documentation).

2.5 Supply to iTouch the training services detailed in Schedule 5 (Training).

2.6 Ensure that all platforms, applications and services are functioning correctly before commissioning.

2.7 Ensure that all personnel attending the Site or training location as set out in Schedule 5 (Training) comply with the applicable health and safety regulations or any other reasonable requests as dictated by iTouch at such location.

2.8 Carry out its maintenance obligations set out in the maintenance agreement of even date

2.9 Ensure that all engines which support existing applications are included in the Licensed Software and all upgrades will be made available within the cost of the maintenance agreement. For avoidance of doubt all newly developed engines may be offered to iTouch at a price to be agreed.

3. iTouch OBLIGATIONS

On and subject to the terms and conditions of this Agreement iTouch shall:

3.1 Use all reasonable endeavours to provide the Hardware at the Site ready for Installation of the Licensed Software.

3.2 Provide the access/facilities/information etc stated in Schedule 2 (Recommended Platform and Access/Facilities/Information) to be provided by iTouch.

3.3 Pay to m-Wise in accordance with this Agreement sums becoming due to m-Wise under this Agreement.

4. TESTING AND ACCEPTANCE

4.1 m-Wise shall submit to iTouch test scripts and data complying with the requirements of Schedule 4 (Acceptance and Testing) and being suitable to comprehensively test conformity of the Licensed Software to the Specification.

4.2 m-Wise shall rectify any deficiencies in such test scripts and/or test data drawn to its attention by iTouch in accordance with the Service Level Agreement at Schedule 9. iTouch may use such test scripts and data and such other tests as it thinks appropriate, to test the Licensed Software.

4.3 m-Wise agrees that it shall not submit the Licensed Software to iTouch unless:

4.3.1 m-Wise is satisfied, from previous testing that the Licensed Software should pass the Acceptance Test;

4.3.2 the Licensed Software passed all preliminary and stage test as defined in the test specification; and

4.3.3 the Licensed Software meets the requirements of this Agreement.

4.4 iTouch shall use its reasonable endeavours to carry out the Acceptance Tests within 14 (fourteen) working days of Installation of the Licensed Software or, later if receipt of test scripts and data conforming to the requirements of Clause 4.1 is delayed. iTouch shall give m-Wise not less than 3 (three) days notice of the date and time at which it will carry out the Acceptance Tests at the Site, and m-Wise shall be entitled to have one or more of its representatives attend the Acceptance Tests at m-Wise's cost.

4.5 When Acceptance Test has been passed satisfactorily in accordance with Schedule 4 (Acceptance Test), a written notification will confirm this subject to any deficiencies stated in the written notice of acceptance.

4.6 If the Licensed Software fails any Acceptance Tests then m-Wise shall forthwith free of charge implement such modifications to the Licensed Software as are required to rectify the deficiencies identified in the carrying out of the Acceptance Tests, and the Acceptance Tests will be repeated as above.

4.7 Subject to Clause 4.8, the Acceptance Tests shall be repeated as above until Acceptance is achieved.

4.8 After the first occasion that the Acceptance Tests are repeated if Acceptance is not achieved, then iTouch may at its own option, instead of requiring m-Wise to make modifications in accordance with Clause 4.6 above, accept (in whole or in part) the Acceptance tests.

4.9 If after 2 (two) subsequent occasions the Licensed Software continues to fail the Acceptance Test then iTouch shall be entitled to the refund and all rights as set out in Clause 20.3 (Consequences of Termination) of this Agreement and shall give notice to m-Wise terminating this Agreement with immediate effect.

4.10 m-Wise shall make good and rectify any errors or defects in the Licensed Software in accordance with Schedule 9 (Service Level Agreement) and implement such modifications to the Licensed Software as is required to rectify the deficiencies free of charge within 90 (ninety) days following final payment from iTouch. During the warranty period iTouch may receive a full refund according to clause 20.3 and cancel the contract if m-Wise is unable to rectify any material defect without prejudice to its other rights and remedies.

4.11 To remove any and all doubt: it is iTouch's responsibility to provide SMS connectivity and access to the site for the UK operators and to re-route its short numbers currently operating at the ASP environment. Delays in this process will not be considered as a reason to delay acceptance.

5. LICENCE

5.1 m-Wise hereby grants to the iTouch Group a non-exclusive licence to use the Licensed Software subject to the terms and conditions of this Agreement

5.2 Such licence:

5.2.1 is perpetual and irrevocable.

5.2.3 is for production use of the Licensed Software only on the Recommended Platform (whether at the Site or elsewhere) and, for fail-over/backup, development, testing and staging purposes and an off-site fail over platform. The installation of the off site fail-over platform will be charged at a rate to be agreed. If support for the off site fail-over platform is required the parties will negotiate in good faith to agree a fee. Any other environment – including an off-site fail over platform - will incur an additional fee for Installation assistance on no less favourable terms to iTouch as set out herein. Any maintenance agreement supporting the Licensed Software shall also support the fail-over platform in the event that it is activated due to the failure of the main platform.

5.2.4 entitles use of only one production instance of the MOMA Platform at a time (plus fail-over/backup Installations as above) but an unlimited number of simultaneous production instances of the Applications.

5.2.5 entitles the iTouch Group from time to time to further develop and test the Licensed Software without restriction, and for this purpose to install the Licensed Software on such additional non-production platforms

as it may from time to time decide. Any additional development and testing outside of the iTouch Group shall be subject to m-Wise's prior written consent, which shall not be unreasonably withheld or delayed.

5.2.6   entitles the iTouch Group to use the Licensed Software by its employees, agents, consultants and sub-contractors, and to permit iTouch's customers and others to use it as reasonably necessary for the purposes of the iTouch Group providing services of a kind for which the Licensed Software is designed to be used.

5.3   The iTouch Group may use and reproduce, and permit use and reproduction of the Documentation as reasonably necessary or desirable for exercise of the rights granted in Clauses 5.1 and 5.2 but any such use and reproduction outside of the iTouch Group or disclosure of Documentation other than in Clause 18.2.5 shall be subject to the prior written consent of m-Wise which consent shall not be unreasonably withheld or delayed.

6.   PERSONNEL

6.1   iTouch and m-Wise have each nominated a project manager, as stated in Schedule 6 (Project Managers), who shall be responsible for ensuring appropriate liaison and co-operation between the parties in relation to performance of this Agreement. Each party shall promptly inform the other of any change in the identity of its project manager.

6.2   All communications between the parties in relation to this Agreement shall be between the parties' respective project managers, or as the project managers may otherwise decide.

6.3   m-Wise warrants that the Services shall be performed by an appropriate number of suitably qualified and competent personnel who shall carry out their work with due diligence, care and skill in accordance with best practice in the IT industry and in all respects in accordance with the requirements of Schedule 9 (Service Level Agreement). m-Wise shall ensure continuity of staff, but shall take appropriate and prompt action, which may include the replacement of a particular individual, where iTouch in writing expresses any genuine concerns about such individual to m-Wise in relation to (without limitation) any misconduct, gross negligence or recklessness by such individual in the performance of their duties.

7.   PROGRESS / REVIEW MEETINGS

7.1   **Licensed Software**

Progress meetings shall take place fortnightly (or more frequently as required) at venues to be agreed or by conference call as appropriate. These meetings shall without limitations include a report by m-Wise of progress against the plans that have been produced for the performance of the Services and any changes to key personnel.

7.2   **Support Service**

During the agreement in accordance with the following m-Wise shall:

7.2.1   The review process

m-Wise will maintain regular contact (at minimum monthly) with iTouch in order to review:

(a)   the current requirements and future trends;

(b)   the performance of the service being provided;

(c)   the effectiveness of the Service Level Agreement; and

(d)   changes in m-Wise's departmental or process re-organisation.

7.2.2   Support Service review meeting

A service review meeting will be held quarterly, to audit the levels of service being provided according to the criteria defined herein. The parties shall agree on the type of meeting to be set up prior to the meeting.

7.2.3   Customer quality reviews

m-Wise will set up ongoing dialogue with iTouch for continuous monitoring of customer satisfaction levels.

8.   CHANGE PROCEDURE

8.1   iTouch may at any time in writing by means of the Change Form in Schedule 10 submit to m-Wise a request for variations to the Specification and/or the Services and/or any other matter in relation to this Agreement. m-Wise shall promptly respond to any such request, and iTouch shall provide to m-Wise such further particulars in relation to its request as m-Wise may reasonably require.

8.2 Within 7 (seven) days of receiving such request or, if later, such further particulars, m-Wise shall inform iTouch in writing whether the modification is technically feasible and shall inform iTouch of the necessary alterations (if any) to sums payable under this Agreement that it shall reasonably judge necessary to accommodate such modification.

8.3 iTouch may in its absolute discretion decide to proceed or not to proceed with such modification. If it elects to proceed with it, then m-Wise shall comply. If it elects not to proceed with it, then m-Wise shall continue to perform this Agreement without such modification.

8.4 m-Wise will ensure that within every 6 (six) months the MOMA Platform is reviewed and upgraded at least once in that 6 (six) month's period.

9. LATE COMPLETION

9.1 Without prejudice to any other right or remedy available to iTouch under this Agreement or at law, if Acceptance of the Licensed Software is not achieved on or before the date specified by which Acceptance is to be achieved then:

9.1.1 a) the iTouch Group shall at its choice be entitled to continue to use, free of charge but otherwise on the terms and conditions of the ASP Agreement, the Licensed Software and services provided under the ASP Agreement, until December 2003 or until Acceptance is achieved whichever is the sooner ,

9.1.2 b) any delay in Installation resulting from the sole fault of iTouch or third parties appointed by iTouch – including but not limited to mobile operators, fixed lines suppliers, hardware suppliers and service providers - shall incur a pro rata fee share of the sum of £15,000 per calendar month for the continued use of the m-Wise ASP platform under the existing terms of the ASP agreement ;The sum of £15,000 shall be reviewed by the parties after a period of 6 months has expired or

9.1.2 in addition to 9.1.1 above after one month of delayed Acceptance if and to the extent that the delay in achieving Acceptance is not due to the sole default by iTouch, m-Wise shall pay to iTouch by way of liquidated damages the sum of £1,000 (one thousand) per day commencing on the day after the due date for Installation stated in the Schedule 1(5), until Acceptance is achieved. Such payment shall be without prejudice to m-Wise's obligation to ensure Acceptance is achieved as soon thereafter as shall be reasonably possible. m-Wise acknowledges that the liquidated damages provided for this Clause represents a genuine pre-estimate of the loss that iTouch would suffer as a result of delayed Acceptance, and are fair and reasonable in all the circumstances.

9.2 If, ignoring any delay in achieving Acceptance that is due to default by iTouch as defined in 9.1.1, Acceptance is not achieved within 30 (thirty) days after the date stated by which Acceptance is to be achieved for the Licensed Software, then iTouch shall be entitled to the refund and all rights as set out in Clause 20.3 (Consequences of Termination) of this Agreement and shall give notice to m-Wise terminating this Agreement with immediate effect.

10. ASP AGREEMENT

10.1 The ASP Agreement shall continue in full force and effect until such time as Acceptance is achieved and iTouch Group has made its commercial launch into production use of the Licensed Software supplied to it under this Agreement. At such time the ASP Agreement shall automatically terminate, without prejudice to the accrued rights of either party under it, and save that Clause 4.8 and any other clause stated therein as surviving termination of the ASP Agreement shall remain in force.

10.2 The financial provisions of the ASP Agreement shall however be varied as stated in Schedule 7 (Financial), and shall also be subject to Clause 9.1 above.

11. SUPPORT SERVICES

11.1 At the same time as signing this Agreement, the parties shall sign a maintenance and support agreement in the form at Schedule 13 (Support Agreement).

12. ESCROW

12.1 Source Code Deposit - At the same time as signing this Agreement, m-Wise shall sign an escrow agreement in the form set out in Schedule 12 (Escrow Agreement).

12.2 m-Wise shall forthwith following Acceptance deposit the up to date source code of the Licensed Software, in accordance with the provisions of such Escrow Agreement.

12.3 iTouch will pay all fees in connection with the escrow agreement on time.

13. FINANCIAL

13.1   In consideration of the due and punctual performance by m-Wise of its obligations under this Agreement, iTouch shall pay to m-Wise the sums stated in Schedule 7 (Financial). Save as expressly otherwise stated in such Schedule, such sums are all-inclusive and m-Wise shall not be entitled to charge iTouch any other sum.

13.2   iTouch shall make the payments due to m-Wise when they become due in accordance with Schedule 7 (Financial).

13.3   Except as otherwise expressly stated in Schedule 7, (Financial) all sums due to m-Wise under this Agreement exclude VAT, which iTouch shall pay in addition at the rate from time to time required by law, and provided that in respect of each payment m-Wise shall submit to iTouch a valid and accurate VAT invoice.

14. WARRANTY

14.1   m-Wise represents and warrants that:

14.1.1   it has the right and power to grant to iTouch the rights and licences granted under this Agreement.

14.1.2   for the period of 90 (ninety) days from the date of final payment of the Licensed Software by iTouch("Warranty Period") that, the media on which such software is furnished and the Licensed Software itself shall be free from material defaults, faulty design and workmanship supplied by m-Wise or neglect on the part of-Wise and that the Licensed Software shall possess all material functions and features set forth in the Specifications.

14.1.3   although it cannot guarantee that the Licensed Software will be error free m-Wise will use best endeavours to ensure that the Licensed Software is free from viruses or electronic repossession. For the purposes of this clause 'viruses' shall include 'logic-bombs' and 'Trojan horses' as the same may be generally understood within the computing industry from time to time and 'electronic repossession' which shall mean any function in the Licensed Software which prevents iTouch from continuing to use the Licensed Software.

14.1.4   the Licensed Software and all amendments or additions thereto supplied by m-Wise pursuant to this Agreement will be of satisfactory quality, fit for their purpose and conform to the Specification as set out in Schedule 1 (Specification)

14.1.5   Performance Guarantee

The MOMA configuration provided to ITouch[1] is guaranteed to meet at least the following benchmarks:

Benchmark	Description	Msg/sec (Msg/hour)	With DLR	Open session
A	MT push without delivery reports, and without sessions (e.g. alert without DLR)	100 (360,000)	No	No
B	MT push with delivery reports, and with sessions (e.g. alert)	80 (288,000)	Yes	No
C	MO + MT handling with delivery reports with sessions (static response) simulating an interactive medium capacity game	20 MO + 20 MT (72,000 + 72,000)	Yes	Yes

Notes:

- The numbers provided are estimation based on benchmarks performed with non-similar configurations.
- Increasing the number of application servers or their strength (number of CPUs, and/or amount of memory) will increase the capacity accordingly.
- Increasing the strength (number of CPUs, and/or amount of memory) of the database will increase the capacity accordingly.
- In order for m-wise to demonstrate the above benchmarks to ITouch, ITouch gateway must be able to generate (MOs) or handle (MTs) at the above rates.
- M-wise cannot provide the exact metrics for the scaling up that will result from adding additional application servers, or increasing the performance of the database unless it benchmarks the exact

---

[1] The MOMA platform to be provided by m-wise for ITouch consists of (among other hardware and software items) three application servers (1 x Pentium 1.3Ghertz), and one database machine (2 x Xeon Pentium IV).

SMSC connectivity will be implemented using ITouch SMSC gateway, via m-wise SMSCI level API.

configuration. But from m-Wise's experience, it will be reasonable to assume that adding an additional application server (to the existing three) will add at least 20% increase in the performance.

In the current configuration as per schedule 1, iTouch has 1 API server, which supports at least incoming 20 MO and 20 MT outgoing transactions per second (Web, WAP & IVR interface through the API) or 40 MT per second. Should iTouch need to increase this capacity, an additional API Server can be added which will add at least 30% to the performance guaranteed above.

14.1.6 the Documentation as set out in Schedule 3 (Documentation) and all amendments thereto will be of satisfactory quality, fit for its purpose and such as to enable any reasonably competent IT professional to provide first line maintenance and support for the Licensed Software.

14.1.7 the authorised possession and use as set out herein by iTouch Group of those parts of the Licensed Software and/or Documentation pursuant to this Agreement will not infringe or violate the patent, trade mark, copyright or other right of any person.

14.1.8 Forthwith following receipt of any notice of any breach of any of the warranties herein, m-Wise shall free of charge and at its sole cost take such steps as are required in order to remedy the breach. Further, m-Wise shall defend, indemnify and hold harmless iTouch from and against all losses, costs, claims and expenses whatsoever arising out of or in connection with any breach resulting from iTouch Group's authorised possession and use as set out herein.

14.2 iTouch represents and warrants that:

14.2.1 Except as otherwise permitted herein or by law it will not copy, adapt, analyze, decompile, disassemble, reverse engineer, modify, translate (or the like) the Licensed Software and/or the Documentation.

14.2.2 It will ensure that all copyright and other proprietary rights notices of m-Wise on or in the Licensed Software, the Documentation or the media on which they are stored are preserved, subject to the requirements in the Specification concerning the m-Wise and iTouch logos.

14.2.3 It will only use the Licensed Software for lawful purposes.

14.3 Any tampering with or modification of the Licensed Software and/or the Documentation without m-Wise's prior written consent or as otherwise permitted herein will invalidate the warranty pertaining to that particular breach.

15. PROPRIETARY RIGHTS

15.1 All intellectual property rights belonging to a party shall remain with that party and nothing in this Agreement shall transfer ownership or any aspect of ownership of the other party's intellectual property rights to the other party.

15.2 Title to the Licensed Software and the Documentation, including all translations, compilations, derivative works and copies thereof are and shall remain with m-Wise or its third party suppliers.

15.2 Any modifications, corrections or enhancements, and any related materials and documentation (and all proprietary rights in the Licensed Software and Documentation, including, but not limited to, copyrights) to the Licensed Software and the Documentation, no matter by whom made shall belong exclusively to m-Wise or its third party suppliers.

16. INDEMNIFICATION

16.1 m-Wise will indemnify iTouch against any cost, liability and expense (including reasonable counsel fees) sustained by it in connection with any claim, suit or proceeding brought by any third party claiming that the Licensed Software infringes any patent, copyright or trademark of any third party; provided however, that iTouch shall:

16.1.1 give m-Wise prompt written notice of any such claim, suit or proceeding;

16.1.2 have granted m-Wise exclusive control over the defence and/or settlement of any such claim, suit or proceeding;

16.1.3 have made no compromising admission, offer to settle or the like in the context of any such claim, suit or proceeding; and

16.1.4 will cooperate with m-Wise in relation to any such claim, suit or proceeding by way of, inter alia, the provision of assistance (including availability of appropriate personnel of iTouch), information and authority necessary to perform the above at m-Wise's cost.

16.2   If a claim for infringement as aforesaid is brought, or m-Wise in good faith determines that a claim of infringement is likely, m-Wise will notify iTouch and at iTouch's sole discretion but at m-Wise sole cost, either:

16.2.1   procure for iTouch the right to continue exercising its rights under the licence granted by this Agreement; or

16.2.2   modify the Licensed Software so that there will no longer be an infringement or misappropriation; or

16.2.3   terminate the licence granted by this Agreement and all use of the Licensed Software by iTouch and refund to iTouch all sums paid under this Agreement without prejudice to any other claims of damages.

16.3   m-Wise has no obligations for any claim of infringement arising from:

16.3.1   m-Wise's compliance with iTouch's designs, specifications or instructions not approved by m-Wise;

16.3.2   m-Wise's use of technical information or technology provided by iTouch and not approved by m-Wise;

16.3.3   any modifications to the Licensed Software and/or Documentation by iTouch or a third party authorised by iTouch which is not permitted herein or with the prior written consent of m-Wise; and

16.3.4   use of Licensed Software with any products not supplied or recommended or authorised by m-Wise.

16.4   iTouch shall indemnify m-Wise against any cost, liability and expense (including reasonable counsel fees) sustained by it in connection with any claim, suit or proceeding brought by any third party claiming that the Licensed Software infringes any patent, copyright or trademark of any third party where such breach resulted from iTouch Group's use otherwise than as permitted herein.

17.   LIMITATION OF LIABILITY

17.1   Excluding Clauses 16.1, 17.3 and 20.3, each parties' maximum aggregate liability for all claims arising under this Agreement shall be limited to twice the fees paid by iTouch to m-Wise and in particular without prejudice to the generality of the foregoing, neither party shall have any liability by reason of any implied warranty, condition or other term or duty under statute or at common law.

17.2   Without limiting the foregoing and subject to Clause 17.3 neither party shall be liable to the other for any indirect or consequential loss of profits, financial loss, loss of data or for any consequential loss or damage arising out of any use or inability to use the Licensed Software and/or Documentation whether in contract or tort or whether or not such losses were within the contemplation of the parties at the date of this Agreement.

17.3   Nothing in this Agreement shall exclude or limit the liability of either party for death or personal injury arising as a result of the other party's negligence or for any loss or damage from fraudulent misrepresentation or for breach of any third party's intellectual property rights or the wilful insertion of the Licensed Software of a logic bomb in breach of clause 14.1.3.

18.   CONFIDENTIALITY

18.1   Each party agrees to maintain secret and confidential all information of a technical or commercially sensitive nature obtained from the other both pursuant to this Agreement and prior to and in contemplation of it and all other information that it may acquire from the other in the course of this Agreement, to use such information exclusively for the purposes of this Agreement or exercise of the rights granted under this Agreement, and to disclose the same only to those of its employees, agents, contractors and sub-contractors pursuant to this Agreement (if any) to whom and to the extent that such disclosure is reasonably necessary for the purposes of this Agreement or exercise of the rights granted under this Agreement.

18.2   Clause 18.1 shall not apply to information which:

18.2.1   prior to receipt thereof from one party was in the possession of the other and at its free disposal; or

18.2.2   is subsequently disclosed to the recipient party without any obligations of confidence by a third party who has not derived it directly or indirectly from the other; or

18.2.3   is or becomes generally available to the public through no act or default of the recipient party or its employees, agents, contractors or sub-contractors; or

18.2.4   is required by law or a court or other competent authority to be disclosed; provided that in such case the recipient party shall promptly notify the other party in writing and in such detail as the other party may reasonably require of such requirement for disclosure and shall assist that other party in any lawful efforts to prevent or limit the disclosure; or

18.2.5   is considered 'non-confidential' Documents as so described in Schedule 3(2) column B (Documents); or

18.2.6   is developed independently without reference to the confidential information of the disclosing party.

18.3   Each party shall procure that all its employees, agents, contractors and sub-contractors pursuant to this Agreement (if any) who have access to any information of the other to which the obligations of Clause 18.1 apply shall treat such information in a manner that is consistent with this Clause 18.

18.4   This Clause 18 shall survive any termination or expiry of this Agreement and shall continue in force for a period of 5 (five) years following Acceptance or earlier termination of this Agreement.

19.   TERMINATION

19.1   In addition to the other termination provisions as set out herein either party may terminate this Agreement by written notice to the other having immediate effect if:

19.1.1   the other commits a material breach of the terms of this Agreement which is incapable of remedy or commits a persistent breach; and/or

19.1.2   the other commits a material breach of this Agreement which is capable of remedy and, having received from the other written notice of such breach stating the intention to terminate this Agreement if the breach is not remedied, fails to remedy the breach within 14 (fourteen) days; and/or

19.1.3   the other ceases to carry on its business or has a liquidator, receiver or administrative receiver appointed to it or over any part of its undertaking or assets or passes a resolution for its winding up (otherwise than for the purpose of a bona fide scheme of solvent amalgamation or reconstruction where the resulting entity shall assume all of the liabilities of it) or a court of competent jurisdiction makes an administration order or liquidation order or similar order, or that other party enters into any voluntary arrangement with its creditors or is unable to pay its debts as they fall due; and/or

19.1.4   any event occurs in relation to the other party, which is analogous under a foreign jurisdiction to any of the events, listed in Clause 19.1.3.

19.2   The right to terminate under this Clause 19 or any other provision of this Agreement shall be without prejudice to any other right or remedy under this Agreement or at law.

20.   CONSEQUENCES OF TERMINATION

20.1   Termination of this Agreement shall be without prejudice to any accrued right of either party under this Agreement, and Clauses 9 (Late Completion), 10 (ASP Agreement), 12 (Escrow), 14 (Warranty), 18 (Confidentiality), 30 (Further Assurance) and this Clause 20 shall survive any termination of this Agreement.

20.2   Provided that this Agreement is not terminated by iTouch in accordance with Clause 4.9 (Testing and Acceptance) or Clause 19.1 (Termination), then Clauses 5 (Licence) and 12 (Escrow) shall also survive termination of this Agreement, and all rights granted to the iTouch Group in this Agreement shall continue in full force and effect.

20.3   If this Agreement is terminated by iTouch in accordance with Clause 4.9 (Testing and Acceptance) or Clause 19.1 (Termination) or m-Wise is in breach of Clause 11.5 (Support Services) then without prejudice to any other right or remedy available under this Agreement or at law, m-Wise shall forthwith repay to iTouch all sums paid by iTouch under this Agreement less £36,500.00 or (at iTouch's sole option) in respect of any part of this Agreement to be performed; and to recover from m-Wise all losses and expenses (including, without limitation) the reasonably foreseeable and direct additional costs necessarily and solely incurred in completing m-Wise's obligations herein, or have the Licensed Software completed by another software supplier , to a similar standard or the costs of enforcing any right to payment of any sums due or other remedy under this Agreement.

21.   FORCE MAJEURE

21.1   If either party to this Agreement is prevented or delayed in the performance of any of its obligations under this Agreement by force majeure, and if such party gives written notice thereof to the other party specifying the matters constituting force majeure, together with such evidence as it reasonably can give and specifying the period for which it is estimated that such prevention or delay will continue then the party in question shall be excused the performance or the punctual performance as the case may be as from the date of such notice for so long as such cause of prevention or delay shall continue for a period of 14 (fourteen) days only and the party so affected by force majeure shall use all reasonable endeavours to resume performance of this Agreement as soon as it can or the other party not in default may terminate this Agreement forthwith following expiry of the 14 (fourteen) day period above and iTouch shall reserve

the right in its sole discretion to activate the escrow arrangement set out in Clause 12 (Escrow) above without prejudice.

21.2   For the purpose of this Agreement "force majeure" shall be deemed to be any cause affecting the performance of this Agreement arising from or attributable to acts, events, omissions or accidents beyond the reasonable control of the party to perform, including without limitation acts of God, acts of the public, enemy, decrees or restraints by governmental authorities, strikes, war, riots, insurrections and civil commotion.

22.   DISPUTE RESOLUTION

22.1   Any dispute arising out of or in connection with this Agreement will be referred at first instance to each party's representative. In the event that the dispute cannot be resolved between the parties within 14 (fourteen) days the matter will be referred to management at the level immediately above the representative of both parties. Should the parties still fail to resolve the dispute within 30 (thirty) days the party alleging the dispute will refer the matter to the President of the Institute of Chartered Accountant in England and Wales. The Independent Accountant so appointed shall act as an expert and not as an arbitrator and his decision shall be final and binding on the parties.

22.2   The Expert shall determine who shall pay his/her costs. Any amount payable in accordance with the Expert's decision shall be paid within 14 (fourteen) days of the decision being notified in writing.

23.   PUBLICITY

23.1   Neither party may issue any press release or make any public statement about the terms of their relationship or about m-Wise's provision of any Licensed Software or Services to iTouch except as may otherwise be agreed in writing between the parties from time to time such consent not to be unreasonably withheld or delayed.

23.2   The parties acknowledge that upon final signature of this Agreement a press release attached hereto as Schedule 11 (Publicity) will be released by m-Wise.

24.   ASSIGNMENT

24.1   This Agreement is personal to m-Wise and m-Wise shall not sub-contract or delegate or purport to sub-contract or delegate its rights or obligations under this Agreement in whole or in part, without iTouch's prior written consent, which consent shall not be unreasonably withheld or delayed. Upon such consent being granted by iTouch m-Wise will not be relieved from any of its obligations as set out herein. In this context, and without limiting iTouch's rights reasonably to withhold its consent, it shall be reasonable for iTouch to withhold its consent if it believes that the proposed assignee or sub-contractor could not or will not or may not fully perform m-Wise's obligations under this Agreement or may not act in iTouch's best interest which for the avoidance of doubt shall include a competitor of the iTouch Group.

24.2   Neither party may at any time assign its rights and/or obligations under this Agreement in whole or in part.

25.   AMENDMENTS

This Agreement shall not be modified, amended or in any way altered except by an instrument in writing signed by each party. All amendments or modifications of this Agreement shall be binding upon the parties despite any lack of consideration.

26.   SEVERABILITY

In the event any provision hereof is found illegal, invalid or unenforceable pursuant to judicial decree, such provision shall be ineffective to the extent of such prohibition and shall be replaced by an enforceable provision to the same or the nearest possible equivalent effect. Notwithstanding the foregoing, the remainder of this Agreement shall remain valid and enforceable according to its terms unless the ineffectiveness of any provision shall substantially affect the consideration received by either party hereunder.

27.   INTERPRETATION

27.1   The headings in this Agreement are for convenience only and are not intended to have any legal effect; all references to Clauses and to Schedules are references respectively to clauses in and schedules to this Agreement; references to a "person" shall be deemed to include an individual, a company or an unincorporated business or other body or legal person; all references to a statute shall be deemed to include any statutory modification, extension or re-enactment thereof for the time being in force; references importing the singular shall include the plural and vice versa; and words such as "in particular", "including" or other words indicating that examples falling within more general wording follow

shall not be construed as limiting in any way the scope of the preceding more general wording. This Agreement may not be construed adversely to a party solely because that party prepared it.

28. NO WAIVER

A failure by either party hereto to exercise or enforce any rights conferred upon it by this Agreement shall not be deemed to be a waiver of any such rights or operate so as to bar the exercise or enforcement thereof at any subsequent time or times.

29. ENTIRE AGREEMENT

This Agreement constitutes the entire understanding and contract between the parties and supersedes any and all prior or contemporaneous oral or written representations, arrangements or communications with respect to the subject matter hereof but nothing in this Clause shall operate to limit or exclude liability for fraud. The terms and conditions of this Agreement shall prevail over any conflicting terms and conditions included in either party's invoice, unless the invoice term or condition has been previously agreed to by the parties as an amendment to this Agreement.

30. FURTHER ASSURANCE

Each party shall at the request and cost of the other execute such documents and do all other lawful things reasonably required by the other to give effect to the provisions of this Agreement and to give the other party the full benefit thereof.

31. THIRD PARTY RIGHTS

Only the parties and their successors and permitted assignees shall have a right to enforce any provision of this Agreement and no other person shall have any rights to enforce a term of this Agreement which confers a benefit on that person. This Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement.

32. RELATIONSHIP OF PARTIES

Nothing contained in this Agreement shall be construed as creating a joint venture, partnership or employment relationship between the parties, nor shall either party have the right, power or authority to create any obligation or duty, express or implied, on behalf of the other party.

33. NOTICES

Except as otherwise expressly specified herein, all notices, requests or other communications shall be in writing and shall be deemed to have been given if delivered personally or mailed, by certified or registered mail, postage prepaid, return receipt requested, to the parties at their respective addresses set forth at Schedule 6 (Project Managers). All notices, requests or communications shall be deemed effective upon personal delivery or ten (10) days following deposit, first class postage prepaid, in the mail or by facsimile transmission to the facsimile number of the other party given in such Schedule 6 (Project Managers).

34. GOVERNING LAW

Any dispute arising out of or relating to this Agreement, or the breach thereof shall be governed by the laws of England without regard to or application of choice of law rules or principles. The parties acknowledge that the courts of England are the sole appropriate and acceptable forums and venues for any legal action necessary to construe or enforce any term or provision of this Agreement and the parties consent to the exclusive jurisdiction of such courts and consent to the service of process by registered mail.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.

iTouch Plc   **m-Wise Inc**

By: _/s/ Avi Azulai_____   By: /s/ Shay Ben-Asulin__

(Print) _Avi Azulai_____   (Print)__Shay Ben-Asulin_____

Title: Managing Director   Title: Managing Director

Date: October 14, 2002   Date: October 14, 2002

SPECIFICATION

Cross reference of MOMA features for ITouch

Written by: Asaf Lewin

Documentation inventory list

Table 1 – MOMA documentation package

Document	Content	Associated training session duration
MOMA architecture	(1) MOMA software components (2) MOMA physical architecture (3) MOMA network security layers (4) MOMA service request flow	2 hours
Terms and Acronyms	(1) Client (2) Provider (3) Port / short codes (4) MO/MT (5) Message status (6) Sessions (7) Channels (8) Retries (9) Application (10) Trigger (11) Trigger Alias (12) Charge Profile (13) Logical port (14) System applications: Help, Session timeout, Unrecognized, etc…	2 hours
MOMA monitoring tools	(1) MOMAMC Live MO/MT monitors (2) MOMAMC MO view (3) MOMAMC MT view, message timestamp trace (4) MO and MT message queue views (5) Open / Closed Sessions views (6) Archive sessions views via help desk tool (7) Active monitor view	2 hours
Application provisioning tools	(1) Application settings (2) Client setting (3) Trigger Setting (4) Trigger Alias setting (5) Logical port setting	1 hour

Document	Content	Associated training session duration
MOMA provider / port provisioning	(1) Provider provisioning (2) SMSCI settings (3) Port provisioning (4) SMSCI interface protocol	1 hour
Application management	(5) Preface (6) Client / Application / Trigger relationship (7) Master applications (8) Naming conventions (1) Application implementation workflow	2 hours
Reporting suite	(2) Report generation	2 hours
MOMA system applications user manual	(1) MOMA system applications (2) MOMA voucher system	3 hours
MOMA active monitoring Suite	(1) MOMA Active Monitor Management Console (2) Active Monitor Login Window (3) Test Groups (4) Notification Groups (5) Notification Groups (6) Test Definition (7) Active Monitor Tools	3 hours
Troubleshooting guide	(1) Events and reactions (2) Problem handling procedure	3 hours
SDK user manual	(1) MOMA SDK user manual	2 days (frontal) 3 days exercises
API user manual	(1) Application level API user manual (2) Application level SMSCI level user manual (3) Content feed API user manual	4 hours
MOMA roadmap	(1) MOMA features list	5 days (SDK training course)
Application user manuals	(1) Application specific user manuals	N/A
System Testing Documents (STD)	(1) System test documentation	N/A
Installation manual	(1) MOMA installation procedure	1 day

Table 2 – MOMA features to Test Procedures cross reference

Category	Feature	Feature description	Related document
API	Application level API (AKA: MAG API)	XML over HTTP API for 3rd party content providers using the MOMA API interface	MAG API user manual
	SMSCI level API	HTTP based SMSC interface for SMS relays	SMSCI user manual
	Content feed API	XML over HTTP API for content feed (used by the alerting platform)	Content feed API user manual
	MAG API monitoring back-end	Built in web-based monitoring back-end for API level content providers	SMSCI API user manual

Category	Feature	Feature description	Related document
SDK and application engine	Web based SDK	Web based SDK IDE (integrated development environment)	SDK user manual
	Clustered application engine	Clustered Java based application engine (running the SDK based applications)	Application provisioning tools
Session management	Session management	MOMA session management function	Terms and Acronyms
	System level applications	System level applications: OPTIN, OPTOUT, HELP, STOP, NICKNAME, CREDIT, RECHARGE, etc…	MOMA system applications user manual
	Trigger alias management	Enable multiple triggers for a single application; associate the application user profile to the Trigger Alias.	Application provisioning tools
Message types	Support multiple message types	Support most common types of messages: text, ringtones, logos, picture, binary, and other binary types (e.g. EMS messages, WAP push)	MAG API user manual
	Nokia converters	Built in converters for Nokia ringtones, logos, and picture messages.	A part of the Digital Content (RTL) application back-end
	Multi-Lingual support	Multi-lingual support using UNICODE character sets	Application provisioning tools
Management tools	Application provisioning tool	Application (trigger, trigger alias) and Client setup and management tools	Application provisioning tools
	Application copy tool	Application copy tool	Application provisioning tools
	Web based system monitoring	Online Traffic screening and monitoring tools, user session message history views	MOMA monitoring tools
	MOMA Active Monitor Suite	Passive and active monitoring system, with Flexible built in test management, SMS, email and WEB alerts.	MOMA active monitoring Suite
	Mobile network management	Mobile network, Ports, logical ports, charging provisioning setup and management tools	MOMA provider / port provisioning
	Content provider Help desk utility	Web based content provider's help desk tool integrated into the Application back-end	Application back-end user manuals
	MOMA manager Help desk utility	Web based system admin help desk tool integrated into the MOMA management center	MOMA monitoring tools

Category	Feature	Feature description	Related document
Network setup	Cross networking	Implementation of multi-network application running through cross network logical ports.	MOMA provider / port provisioning
	Short codes load balancing	Implementation of clustered short codes for short codes load balancing	Application provisioning tools
	GSM modem SMS interface	Implementation of GSM modem interface (used mostly for monitoring the network)	MOMA active monitoring Suite
Billing & Reporting	Multiple reports	The MOMA reporting module provides flexible Crystal Reports™ template based reports.	Reporting suite
	Data cards credit based billing	Support data cards (scratch card, vouchers) vouchers management, and real-time credit management	MOMA system applications user manual
	Content provider (client) report profiles	Web based reporting suite for content providers, with a flexible client report profile editor.	Reporting suite
	Data cards management suite	The data card management suite enables users balance management, data card codes generation, scratch card life cycle management and also queries and reports with regard to the scratch cards.	MOMA system applications user manual

Attached documents

Document description	Document name
Application provisioning tools	MomaTrainingLesson04.pdf
Content feed API user manual	ContentFeedAPIV2.0.pdf
MAG API user manual	MAG API V6.1.pdf
MOMA active monitoring Suite	MomaTrainingLesson12.pdf
MOMA monitoring tools	MomaTrainingLesson03.pdf
MOMA provider / port provisioning	MomaTrainingLesson06.pdf
MOMA system applications user manual	MomaSystemApplicationsV6.0.pdf
Reporting suite	ReportingWhitepaper.pdf
SDK user manual	MagSdkUserManualV5.1.pdf
SMSCI API user manual	MomaSmscApi.pdf
Terms and Acronyms	MomaTrainingLesson02.pdf

(2) Customisations of MOMA Platform

The MOMA Platform shall be customised so that it complies with the specifications set out herein. In particular m-Wise shall:

(a) ensure that the MOMA Platform shall provide continuous connectivity for existing OpCos and Virtual OpCos (existing under the ASP Agreement) and any new OpCos and Virtual OpCos and third parties at a cost not exceeding £500 per party added during the remaining period of the ASP Agreement and until the Installation of the MOMA Platform Component has obtained Acceptance.

(b) ensure the MOMA Platform is such that as an easy and routine operation iTouch will be able to add an unlimited number of OpCos and/or Virtual OpCos.

(c) add the Translator Application after the HTTP API converter has been built at the Site to handle the translation.

(d) integrate into it SMS Location Based Application (based on UK post code proximity software provided by iTouch).

(e) ensure all screens are customised so that as an easy and routine operation iTouch can apply branding according to its requirement from time to time and that the "powered by m-Wise" logo is small and unobtrusive and is in respect of any dimension no more than one quarter the size of the iTouch logo as to any dimension.

(f) carry out the additional developments/customisations detailed in Schedule 8 (Additional Development/Customisations).

(g) upon prior written request from iTouch develop TIBCO connector (on a time and materials basis, according to the rates set out in paragraph (2) of Schedule 7 (Financial). iTouch may request that m-Wise develop other connectivity APIs or may use any new ones already developed by m-Wise.

The following MOMA level[2] functionality will be provided for ITouch in the MOMA platform installed at ITouch facility:

(3) Applications

This list is not exhaustive and shall include all other m-Wise applications up until date of Acceptance of the Application Component. M-Wise also shall ensure that all iTouch's historical data is ported from the current ASP platform to the new platform.

iTouch m-Wise Applications Live as at 20-09-02				
Category	**Application Name**	**Applications**	**Description**	**Demo Reference**
Test Apps	TestUDH	TestUDH	Download txt message, ringtone, logo etc	Configured iTouch Isr 23/08
	iTouchTest	iTouchTest	MO capture app	Configured MIH TH 30/08
Quiz	Quiz App 1	Simple Quiz	1 question quiz	OPCO: iTouch UK, App Name: iTouch Simple Quiz, Trigger: Quick, Port: 81131
	Quiz App 2	Quiz	3 question quiz	OPCO: iTouch UK, App Name: iTouch Quiz, Trigger: Quiz, Port: 81131
	Quiz App 3	Spiderman Quiz	5 question quiz	OPCO: iTouch UK, App Name: Spiderman 5Q Quiz, Trigger: Spidey Quiz, Port: 81131
	Quiz App 4	Guru Football	15 Question Multi Category, Multi Level. Category Selection, 3 x levels, 5 questions per level quiz	OPCO: iTouch UK, App Name: Guru, Trigger: Guru, Port: 81131

[2] Note: this does not include a description of the specific applications delivered to ITouch

Scenario	Scenario Game 1	Spiderman Scenario 5 Questions	5 question, 3 scenario games. Categories are selected by sub trigger, not category question.	OPCO: iTouch UK, App Name: Spiderman Scenario 5 Questions, Trigger: Spidey + Battle or Wrestle or Parade, Port: 81131
	Scenario Game 2	Spiderman Scenario	8 Question game, no category.	OPCO: iTouch UK, App Name: Spiderman Scenario, Trigger: Spiders, Port: 81131
	Scenario Game 3	GetHerKitOff	8 question with category selection.	OPCO: iTouch UK, App Name: GetHerKitOff, Trigger: Kitoff, Port: 81131
Voting	Vote	Voting	Single Vote Application	OPCO: iTouch UK, App Name: iTouch World Cup Voting, Trigger: Squash, Port: 81131
	Vote Rev 2.0	New Voting App (currently in testing on staging server)	Enhanced voting application currently in m-Wise QA. URS will be distributed on completion of testing.	Voting App released to iTouch 15-08, testing and documentation commence 16-08. Will release to OPCO's during w/c 19-08
Games	Safe	Safe	3 goes to guess the n x digit combination	OPCO: iTouch UK, App Name: iTouch Safe, Trigger: Crack, Port: 81131
	Slot	Slot Machine	User sends trigger is prompted to enter (1) phone type Nokia or Other, (2) answer a trivia question and then is sent 3 x Op Logos or Text Messages based on response to (1)	OPCO: iTouch UK, App Name: iTouch Slot Machine, Trigger: SlotM, Port: 81131
	Brainmaster	Brainmaster	4 goes to guess the 4-digit combination. User is prompted with no correct digits & no of correct positions	OPCO: iTouch UK, App Name: Brainmaster, Trigger: Master, Port: 81131
	Luv Calculator	Love Calculator	User texts in name and partner name to receive compatibility %	OPCO: iTouch UK, App Name: iTouch Love Calculator, Trigger: Luvcal, Port: 81131
Data	Capture	Info	Data Capture application, many functions: Opt-out, Opt-in, data capture app, competition entry.	OPCO: iTouch UK, App Name: iTouch INFO, Trigger: INFO Port: 81131
	SMS Response	SMS Response	m-Wise dev complete, spec to be written to detail output to XML. Moderator under dev by iTouch UK date to be provided.	Application as it stands is Capture, output required to route XML add on
	Emailer	Emailer	Capture user details via SMSand forward email	
Alerts	**Alerts App 1 - Football**	Football	Additional functionality being added as result of World Cup. Content converter developed to facilitate Rivals 365 content.	OPCO: iTouch UK, App Name: Football Alerts, Trigger: INFO Port: 81131
	Alerts App 2 - Push	Nat Mags Alerts	Users pre-register to receive n x alerts e.g. daily sex tips for a week. Content is entered manually and broadcast to all registered users once daily.	OPCO: iTouch UK, App Name: Nat Mags Alerts, Trigger: Cosmo + Orgasm or Sex Port: 81131
Chat	Virtual Chat	Virtual Chat	Currently only supports single keyword recognition based on virtual pet	Further development reqd to support keyword recognition from within text string
Device Personalisation	Ringtones	WC RT	Nokia Mono - SMS delivery	OPCO: iTouch UK, App Name: Spiderman Logo, Trigger: Spider 12999 Port: 81131
	Logos	WC LG	Nokia - SMS Delivery	OPCO: iTouch UK, App Name: Spiderman Logo, Trigger: Spider 60548 Port: 81131
	Polyphonics	In Development	Successfully delivered poly to Samsung T100 via WAP OTA 01-08, further dev reqd.	Demo is currently unavailable, will request re-instatement. **[JEM: TED responding]**
Credit Management	System Application	System Application	Credit management application, user management etc	OPCO: iTouch UK, App Name: System iTouch (not demo)

	Fantasy Football	Golden Goals	Top 5 goal scorers fantasy type football game used by iTouch UK for World Cup.	Application exists but no identified client exists.

- Plus, without further charge, iTouch may within 12 (twelve) months immediately following Acceptance of the Licensed Software choose a further 5 (five) Applications from m-Wise's catalogue of Applications.

(4)   Additional Technical Changes and Requirements

- *Documentation*:
    - All new components to be fully documented, including javadocs before delivery of the platform.
    - A schedule for delivery of documentation for old components to be decided.
    - Installation documentation to be provided for the exact configuration of the iTouch m-Wise platform

- *Process Definition:*
    - All processes to be documented, given an iTouch-controlled platform. This includes upgrade and bug fix processes.

- *Test and Performance:*
    Test scripts to be provided for system components so that for all applications that are added to the system, a simple mechanism exists for testing throughput/performance.

- *Database backup Replication:*
    MOMA Platform must allow iTouch to meet the standard iTouch requirements listed below.
    - iTouch require:
        - real time transaction backup (m-Wise will be able to provide CDR files with a log of all the transactions)
        - 99.5% uptime
        - full failover such that any component within the platform will failover to a secondary instance in the event that a failure of its primary instance occurs.
        - no manual intervention on failover
        - backups made at defined intervals to removable storage (onto a backup tape device or recordable DVD)

    - Based on these requirements, m-Wise to provide the necessary mechanisms so that the right measures can be implemented.

- *Monitoring:*
    - m-Wise to supply monitoring components/support for all hardware, connectivity and software components, and to enable iTouch to perform same remote monitoring functionality as exists in m-Wise's offices. within two months of delivery.

- *Archival*:
    - m-Wise to provide full warehousing and archival functionality and connectivity.

iTouch expects all these additional requirements to be part of the standard deliverables in the purchase of the MOMA Platform. In addition, there might be a requirement to develop a TIBCO connector or other connectors for the m-Wise Platform which for the avoidance of doubt shall include but is not limited to IBM MQ Series, JMS.

Fault Logging
iTouch will make available to m-Wise access to iTouch's fault logging systems. m-Wise will use these to log and track all iTouch related support issues and change requests. These systems will also be used by iTouch as the basis to measure compliance with the agreed service levels set out in Schedule 9 (Service Level Agreement).

M-Wise shall ensure that there is no unauthorised back door access to the Platform which is not authorised by iTouch

(5)   Deliverables

The MOMA platform is to be fully deployed into all of the following eTec environments within 2 (two) calendar months from the final signature of this Agreement (including the full migration of all iTouch applications and data from the ASP environment) (Installation):
- (a)   Development;
- (b)   testing
- (c)   staging;
- (d)   Production with fail-over; and
- (e)   An off-site fail-over platform TBD

List of Hardware recommended by m-Wise

Machine Type A		
Make and Model	Dell 1650	
Operating System	Linux (mWise RPM)	
CPU	1x1.8 Ghz (or highest)	
Memory	1Gb (or highest)	
Storage	18Gb (SCSI)	
Network Cards		2
Quantity		
Note 2 Machines to include 3 x18Gb RAID 5 Storage		

Machine Type B		
Make and Model	Gigabyte	
Operating System	Linux (mWise RPM)	
CPU	1x1.8 Ghz (or highest)	
Memory	1Gb (or highest)	
Storage	18Gb (SCSI)	
Network Cards		2
Quantity		

Machine Type C		
Make and Model	Dell 6650	
Operating System	Win 2k Server	
CPU	2 x 1.4Ghz Xeon/512kb cache (or highest) - Upgradeable to 4 processors	
Memory	2Gb (or highest) - upgradeable to 8Gb	
Storage	2 x 18Gb (SCSI)	
Network Cards		2
Quantity		

Machine Type D		
Make and Model	NetApp F87	
Operating System		
CPU		
Memory		
Storage	8x76Gb SCSI	
Network Cards	1 Fibre Ethernet card + 1 10/100/1000 Ethernet card	
Quantity		1
Note:		
	NetApp F87	
	Snap Restore	
	Documentation	
	Install Service	
	5 Days Training	
	Snap Drive for SQL Server	
	36 month phone support and 4 hour on-site drive and hardware replacement	
	36 months support subscription for software	

Machine Type E		
Make and Model	Cisco 3550 - Production Switch	
Quantity		4

Machine Type F	
Make and Model	Cisco 2959 (24 port switch) - Non Production Switch
Quantity	3

Machine Type G	
Make and Model	iTouch Firewall
Quantity	2
Note:	Type A Server + 4 Network Cards

Types of Servers and software licenses

Quantity and type of machines

Description	Live		Redundant		Total
	Qty	Type	Qty	Type	Qty
Application Servers	3	A			3
SMS Servers					0
Database Server Prod	1	C	1	C	2
Database Server Non Prod					4
External Storage	1	D			1
Web Server	2	A			2
API Server	2	A			2
Switches	2	E	2	E	2
Firewall	1	G	1	G	2
Monitoring	3	A			3

Software License Requirement

Licenses	Windows Server 2000	MS SQL Server Standard	Embarcadero	JTurbo	ColdFusion Enterprise	Crystal Reports	IIS
Application Servers				1			
SMS Servers							
Database Server Prod	2	2	1				
Database Server Non Prod	1	1	1				
External Storage							
Web Server	1				1	1	1
API Server				1			
Switches							
Firewall							
Monitoring							

Official Software License versions

Name	Description	Version
Windows Server 2000	Windows Server	2000 Service Pack 3
MS SQL Server Standard	MS SQL Server	2000 Service Pack 2
Embrocadero	MS SQL Development and Management Suite	Determined upon installation
JTurbo	JDBC Connector	Version 3.0
Cold Fusion Enterprise	Application Server	MX Server Enterprise (v. 6)
IIS	HTTP Server	IIS 5.0 with latest patches
Crystal Reports	Reports Generation package	Version

2) ACCESS/FACILITIES/INFORMATION

iTouch acknowledges that any failure by iTouch to meet its obligations as set out below could incur subsequent delays in the performance of m-Wise's duties and any obligations relating thereto to m-Wise will be extended accordingly.

Name	Customer Furnished Equipment/Information	Due date (from date of final signature of this Agreement)
Hardware	iTouch to provide all the hardware, rack space, wiring, power supply, Hardware, air conditioning for all installed systems (production, development, pre-production)	+ 4 weeks
Archiving media	iTouch to select their preferred archiving media and offline storage device.	+ 4 weeks
Off the shelf software	iTouch to provide all the off shelf software (Operating systems, database, web servers, etc…)	+ 4 weeks
DB servers Installation	iTouch to install the DB servers according to their required clustering / high availability configuration.	+ 4 weeks
Short codes / ports	iTouch to provide in advance all the short codes / ports for all the networks in which the services must be connected to including charging information, throttling settings, etc…	+ 4 weeks
IP range	iTouch to provide in advance the IP numbers for all the servers to be all installed systems (production, development, pre-production)	+ 4 weeks
VPN access for remote support	iTouch to provide VPN access for remote support to the installed systems.	+ 4 weeks
Relays readiness	iTouch to prepare in advance all the interfaces for all the SMS Relays that will be connected to the MOMA	+ 5 weeks
Network person during Installation	iTouch to allocate a dedicated network person to attend and assist during the Installation (firewall settings, IP allocations, etc…)	+ 5 weeks
SIM cards	At iTouch's discretion iTouch to provide SIM cards for all networks that should be monitored by the MOMA (including a Wavecom GSM modem for each one)	+ 5 weeks
Training	iTouch to provide in advance the total number of attendees in the training course. iTouch to provide a training location including a CRT projector and connectivity to pre-production environment. (m-wise will provide 1 master softcopy of all training material)	+ 7 weeks

SCHEDULE 3

DOCUMENTATION

(1)   The Documentation must comply with the warranty in Clause 14.1.5 and in particular:

- All new components to be fully documented, including javadocs before delivery of the platform.

- Installation documentation to be provided for the exact configuration of the iTouch m-Wise platform.

- All documents pertaining to sub-headings "Process Definition" and "Archival" under heading "Additional Technical Changes and Requirements" as set out in Schedule 1 to be supplied.

- Full system documentation to be provided to the satisfaction of iTouch and shall be at the same technical level and format as the existing documentation provided to iTouch.

- A schedule for delivery of documentation for old components shall be decided by the parties at a later date but no later than 30 days after final signature of this Agreement. All such documentation to include component functional description, technical document including systems/component design and online documentation.

(2)   Category of Documents:

This list of Documents is not exhaustive and shall include all additional Documents as applicable and necessary for the proper fulfilment of this Agreement. The parties shall mutually agree the category to be applied for any additional Documents.

Category	Document Type
A *(Confidential Documents)*	Platform technical documentation. For use by the iTouch Group only e.g. • Operation Manuals; and • System Development
B *(Non-Confidential Documents)*	User oriented instructions and API technical documentation. These can be offered to third parties as necessary to allow them to connect to or use the m-Wise platform. • User Manuals; and • White papers

ACCEPTANCE TESTS

1.   **The Parties undertake to co-operate fully with each other in the design and conduct of the Acceptance Tests for each of the Components respectively.**

2.   **The Acceptance Tests must be suitable to comprehensively test conformity of each of the Components set out in Clause 1 of Schedule 4 above to the Specifications set out in Schedule 1 (Specification) and Schedule 8 (Additional Development/Customisation), and in particular provide test scripts for system components for each so that for all applications that are added to the system, a simple mechanism exists for testing throughput/performance. All existing m-Wise Applications currently used on the ASP platform by iTouch should continue to function effectively as they currently do. All new additions and revisions thereto must conform to mutually agreed specifications to be decided between iTouch and m-Wise.**

3.   **Acceptance Test is deemed to be completed successfully by iTouch if the Component operates free from defects for a continuous period of 14 days (fourteen) from completion of installation**

4.   **Where the Component consists of sections or portions the Acceptance procedure outlined above and in Clause 4 of the Agreement (Testing and Acceptance) shall be repeated for each section or portion of the Component as defined therein.**

m-Wise to provide details of all testing as conducted for the Comtrend deployment.

The following MOMA level[3] functionality will be tested as a part of the qualification tests for ITouch:

TRAINING

(1)   m-Wise shall provide the following training to iTouch technical staff in relation to the Licensed Software and at locations chosen by iTouch, free of any additional charge, namely 10 technical and 5 product manager days (120 hours) of structural training.

(2)   Such training shall be provided at mutually convenient times for both parties at the iTouch premises set out below in Clause 4 (or at such other location in Europe as provided to m-Wise in writing) but shall be no later than 10 (ten) days from the commencement date set out in Clause 4 below. m-Wise acknowledges and accepts that any failure to provide the training as set out herein will be a material breach of this Agreement.

(3)   If requested from time to time m-Wise shall also provide additional training to iTouch, to be charged at the rate to be charged for training stated in Schedule 7(2)(a) (Training).

(4)   The training agenda shall be as follows:

Training	Commencement Date	Location	Number of Hours
Technical (10 iTouch staff)			
Product Manager (5 iTouch staff)			
Total: 120 hours of structural training			

SCHEDULE 6

PROJECT MANAGERS

iTouch Plc	
Registered Office	4th Floor, The Tower Building, 11 York Road, London, SE1 7NX
Registered Number	3911278
If applicable **VAT Registration Number** *(or equivalent)*	756 8716 81
Contact Name **Telephone:** **Mobile:** **Fax:** **Email:**	Jem Eskenazi, Chief Information Officer +44 (0)20 7803 1682 +44 (0)7766 426 008 +44 (0)20 7803 1661 jem@iTouchplc.com
Contact Name (Technical)	Oliver O'Kelly, Operations Manager
Telephone: **Mobile:** **Fax:** **Email:**	+353 (0)1 411 2668 +353 (0)86 806 3584 +353 (0)1 411 2346 oliver.okelly@iTouch.ie
Billing Contact Details *(if different from above – name, address, telephone, Fax, Email numbers)*	

m-Wise Inc	
Registered Office	2711 Centerville Road, Suite 400, New Castle County, Wilmington, Delaware 19808
Registered Number	
If applicable **VAT Registration Number** *(or equivalent)*	
1st Contact Name **Telephone:** **Mobile:** **Fax:** **Email:**	Shay Ben-Asulin 020 76088555 0777 6236965 /+972-54-529247 020 76088550 shay@m-Wise.com
2nd Contact Name **Telephone:** **Mobile:** **Fax:** **Email:**	Nir Simionovich +972 (9) 958 1711 +972 (54) 482826 +972 (9) 958 1739 nirs@m-wise.com
Billing Contact Details *(if different from above – name, address, telephone/Fax/Email numbers)*	20 Galagalei Haplada St., POB 12035, Herzeliya 46733, Israel

SCHEDULE 7

FINANCIAL

(1) Fixed Price

Subject to paragraph (2) below, and to Clause 9.1 (Late Completion), the total all-inclusive price to be paid by iTouch to m-Wise for complete performance by m-Wise of all its obligations under this Agreement is [xxxxxxxx] (plus VAT if lawfully chargeable). This sum is made up as follows:

(a) One-off licence fee for the complete Licensed Software conforming in all respects with the requirements of this Agreement, [xxxxxxxx]. Any additional production environments shall be subject to an additional fee, which shall be mutually agreed in good faith between the parties but on no less favourable terms to iTouch than as set out herein.

(b) Fee for implementing all agreed customised changes to the Licensed Software, and for all other Services to be provided by m-Wise under this Agreement, [xxxxxxxx].

(c) By way of variation of the financial provisions of the ASP Agreement (and instead of any payments to m-Wise that are now due or would become due there under):

(i) outstanding fee for August 2002, [xxxxxxxx].

(ii) a fee of [xxxxxxxx]) in respect of September, October and November.

(2) Rates for any additional Services

In respect of any Services for which it is expressly provided in this Agreement that iTouch will pay m-Wise in addition to the fixed price referred to above, and in respect of any other services that the parties agree in writing should be provided at an additional charge, the following rates shall apply:

(a) [xxxxxxxx] per 8 hour day for additional training referred to in paragraph (2) of Schedule 5 (Training).

(b) m-Wise a time and materials rate as of the date of this Agreement is [xxxxxxxx] per hour or such other amount as mutually agreed in writing between the parties.

(3) Payment timings

(a) iTouch shall pay the fixed price of [xxxxxxxx] referred to above as follows:

(i) [xxxx] thereof on final signature of this Agreement.

(ii) [xxxx] thereof upon completion of the Installation.

(iii) [xxxx] thereof within 15 days of written Acceptance from iTouch.

(iv) [xxxx] thereof within 45 days post Acceptance.

(b) iTouch shall pay any other sums (i.e. in respect of additional Services as referred to in paragraph (2) above) within 30 days of receiving m-Wise's valid and accurate invoice, which m-Wise shall only issue in each case following supply and/or completion by it of the Services for which it is invoicing.

ADDITIONAL DEVELOPMENTS/CUSTOMISATIONS

Application	Description	Delivery date
Java and RTL WAP download	New app that will do the billing via SMS and will send iTouch a unique WAP URL to download the Java game/polyphonic ringtone or screen saver.	▪ 4 weeks from Application Specifications (and final signing of this Agreement)
Alerts Applications	Add category (I.e. football team) connected to different footer per Alias trigger	▪ 3 weeks from commercial agreement
Alerts	Include a field for reporters name, which is carried across to the Sent Messages screen.	▪ 3 weeks from commercial agreement
Alerts	Weather Alerts	▪ 3 weeks from receipt of application specifications
Smart Messaging	Integrate to iTouch Smart Messaging	▪ m-wise ready, waiting for iTouch
Virtual Chat	Improve Virtual Chat Application (to recognise key words in a text string)	▪ 5 weeks from commercial agreement
System Application	Dynamic system messages per Alias trigger: Promotion text in trigger alias message. Specifications need to be completed.	▪ 5 weeks from commercial agreement
Add Alias trigger	Interface for iTouch to add alias triggers to all iTouch's applications the MOMAMC user interface given as a MOMA owner allows doing that.	▪ 3 weeks from commercial agreement
Reporting	iTouch will send a proposed template for a new report that will include the payment settlements (including IP rights). Functional requirements to be specified by iTouch.	▪ 3 weeks from receipt of specification
Enhancement to White Labelling Functionality	Web based application that will enable iTouch to create user name and password to each one of their clients and associate alias trigger to them. iTouch client will then have access to: 1. Support tool by trigger alias for distributors and 2. one report for his/her alias triggers.	▪ 7 weeks from commercial agreement
Support	Additional customer support tool enhancement, enables them to send MO or MT. Also enables them to add credit to voucher/IVR users, un-register users from alert service, etc.	▪ 4 weeks from commercial agreement
Support	m-Wise to implement a trouble ticket system for support purposes (not development).	▪ 3 weeks from commercial agreement
Documentation	Create a central document store of all their Applications and systems documentation. (This needs to be updated regularly).	▪ In process, will finish by 15 Sept – **done**
General	Each OpCo to be configured separately on the platform.	▪ Done
		▪

SERVICE LEVEL AGREEMENT

1.   INTRODUCTION

This document serves to define the interfaces, times and management procedures regarding any malfunctions on services offered in collaboration with m-Wise services for the iTouch operation and all support and maintenance during the Warranty Period free of charge.

On parallel, the document will specify the agreed communication arrangements between m-Wise and iTouch in regard to the activities planned on m-Wise respective platforms.

The Services will consist in addition to all additional work necessary to comply with Clause 4 (Testing and Acceptance) in second level support and fall into the following categories:

(a)   Remote monitoring of the Licensed Software
m-Wise will immediately inform iTouch through the channels at Schedule 6 (Project Managers) above of any bug/error or other issue concerning the performance of the Licensed Software that m-Wise becomes aware of. Any such bug/error or other performance issue shall be deemed to have been reported to m-Wise by iTouch in accordance with this Schedule at the time m-Wise becomes aware of it.

(b)   Bug/error fixing
Any malfunction, which affects the effective and continuous use and operation of the Licensed Software.

(c)   Updates/Upgrades
Provisions of updates/upgrades which iTouch reserves the right to accept and which if accepted shall include without charge all additional or amended Documentation corresponding to them.

m-Wise will promptly supply to iTouch (without additional charge, either under this Agreement or by way of licence fee) all updates/upgrades that m-Wise from time to time makes available to any of its ASP iTouch's and/or other licensees.

2.   INTERFACE WITH iTouch

The following iTouch Care Center/Support center will manage the service, which is to be updated on a regular basis:

Fig 1

Support center	Telephone numbers	Interfaced with
m-Wise Support center	+972 (54) 482827 +972 (9) 9581711	m-Wise designated technical and management personnel
iTouch Customer Care	Oliver O'Kelly +353 86 806 3584	iTouch service customers

2.1   m-Wise support center
m-Wise support center will analyse iTouch calls and on the basis of responsibilities will undertake the following measures.

- Immediately open a Trouble Ticket, following the normal internal procedure for opening Trouble Tickets used for the services.
- Analyze and assign the ticket to the competent body within m-Wise or subcontractor.
- The competent body undertakes all steps necessary to resolve the problem, and finally to communicate of the problem closure to iTouch Customer Care.

2.2   Fault Management Procedure
m-Wise Support center is available 24 x 7 x 52 weeks.

2.3   Malfunctions on m-Wise Platforms
When malfunctions are located on m-Wise infrastructures or applications that impact on the quality of the service offered, it alerts iTouch Customer care according to the following guidelines:

- Within 15 minutes of the fault opening, iTouch Customer care will be alerted of the problem that has been found. Alerting will take place by contacting iTouch Call Center by telephone; this interface is active 24 hours x 365 days.

- Problem description will include at the minimum (1) Potential impact on the service provided and (2) estimated time for restoring the service.

- m-Wise technician or shift manager will phone and additionally e-mail the contact person above, in which the problem is described, including the references for contacting m-Wise technician in charge of the problem.

- The closure of the outage will be communicated in the same manner

2.3 Malfunctions on iTouch initiative

- The iTouch technician or shift manager contacts m-Wise Support Center, this interface having been active since the commercial launch of the service and is open 24 hours a day, 365 days per year, as stated above.

- iTouch calls by phone   m-Wise Contact person as outlined in Schedule 6 and as backup   sends a SMS or emails to m-Wise support Center Mobile as set out above.

2.4 Resolution and closure of fault

Following a Fault opening, m-Wise technicians in charge of the problem will work to resolve it in the shortest time possible, bearing in mind the critical nature of the service involved and communicating directly with each other if necessary. Half hourly updates required for severity 1 issues and hourly updates for severity 2 issues, weekly updates for severity 3 issues.

2.5 Fault closure on m-Wise systems

When the fault is resolved:

- M-Wise technician communicates iTouch to inform of the problem resolution, and of any tests which iTouch's contact shall be obliged to carry out, to check that the service has been resumed.

- M-Wise technician sends an e-mail describing the actions taken to resolve the fault, specifying the date and time of closure and referring in the e-mail to the opening of the fault. This e-mail is considered as a report on the closure of the fault and shall be sent to the iTouch contact list within three working days of the closure.

3. MALFUNCTIONS DUE TO PLANNED ACTIVITIES

In the event of iTouch or m-Wise not being able to guarantee the service agreed to, because of activities connected with planned maintenance or for any other reason, they will communicate this to its respective partner giving as much prior notice as possible by e-mail and by telephone according to the contact details set out at Fig 1.

In general, Planned activities would be scheduled according to lowest known traffic at the network, however if and when a work is to be carried out during busy hours the respective parties shall be advised at least 1 (one) week, except by prior written agreement before the work is scheduled to begin. For work to be carried out during off-hours, prior notice shall be given at least 3 (three) working days before the night in which the work is to be carried out.

The communication shall contain the following information at the minimum, included in a predefined form):
- Description of the work
- Type of outage foreseen
- Time the work is planned to begin
- Time the work is planned to end
- Pan for roll-back in the event of problems with the planned maintenance
- Contact details for the person doing the maintenance

4. SERVICE LEVEL AGREEMENT

4.1 m-Wise

m-Wise is responsible for restoring the service for the systems and applications that are developed and maintained by itself or used by iTouch. m-Wise shall communicate an estimate of the time when the service for which there has been an outage will be back in operation. m-Wise shall choose the solution making the least possible impact on the Services used by the end-customers of that service, preparing as soon as possible the necessary courtesy SMS.

4.2   Spare parts

The entire MOMA is designed and implemented as a totally redundant system. All MOMA elements are COTS (Off-the shelf) equipment that enables a very short lead-time. As such, each system element that could function as a "single point of failure" is duplicated. The practical usage of this design serves also as a "Spare part warehouse" enabling m-Wise to replace any faulty system element with a new one at a very short period of time, according to the "Response time and time to fix" table below. M-Wise has an also back-to-back service agreement with major equipment manufacturers, which enable a prompt recovery to initial functionality state.

4.3   Problem severity Levels

The system is monitored in the following levels:

1.   Application
2.   Software
3.   Hardware (DB, IVR, communication equipment etc.)

Each level generates an alarm in case of problems.

The following priority levels table presents the resolution of problems once established

Fig 2

Level	Heading	Description
1	Critical Problem	a defect or problem (i) that results in a complete System failure, or (ii) that creates a disturbance in the System's functionality resulting in a capacity decrease of more than 5%, or (iii) a billing/charging function disturbance – stops working or is seriously affected, or (iv) System restarts and/or resets resulting in loss of any subscriber data. A Critical Problem that has been circumvented or avoided on a temporary basis will be considered a major problem.
2	Major Problem	a defect or problem that (i) creates a disturbance in the System's functionality resulting in a capacity decrease of less than 5%, or (ii) severely impairs system administration or major maintenance functions, (ii) results in a significant increase in complaints from end-users (iii) results in intermittent failure of subscribers' services, or (iv) causes System restarts and/or resets resulting in loss of some subscriber function or service more than once per day.
3	Minor Problem	a defect or problem that is not a Critical Problem or a Major Problem.

4.4   Response time and time to fix

This section cover the committed time periods that may elapse between a reported or discovered malfunction and alerting of this to iTouch Customer care center according to the process specified in paragraph 2.2. It also states the committed elapsed time until a malfunction is fixed or a workaround is provided (for "Low" severity malfunctions). (Fix time)

The maximum time for restoring the service is determined according to the problem severity as set out in the table.

Fig 3.

Level	Heading	Alert time	Fix time
1	Critical	30 minutes	95% of cases within 4 hours
2	Major	90 minutes	95% of cases within 8 hours
3	Minor	4 hours or NBD	90% of cases within 24 hours

4.5   Reporting

When a service fault has been picked up, m-Wise will send to iTouch Customer care center a report including the following information a minimum:

- Times of the beginning and end of the malfunction
- Actions taken for the resolution of the malfunction
- Description of the impact on the running of the service
- Description of the actions implemented and preventative actions

iTouch may request further information if it so needs.

5. ESCALATION PROCEDURES

If m-Wise cannot resolve a fault within the set time scales, the iTouch will initiate escalation procedures as per Clause 5.1 below

5.1 Escalations initiated by iTouch

If the fault has not been fixed within the time scales as per Fig 3 iTouch may escalate the issue to the management team of m-Wise. When the appropriate person has accepted escalation, m-Wise will add a note to the fault log to confirm. Escalations will be accepted within the following parameters:

m-Wise Escalation contacts:

Escalation Level:	Name:	Position:	Contact Telephone:
Level 1		iTouch Care Manager	
Level 2		Operations Manager	
Level 3		[*European*] Business Manager	

iTouch Escalation contacts:

Escalation Level:	Name:	Position:	Contact Telephone:
Level 1		iTouch Team Leader	
Level 2		Operations Manager	
Level 3		Project Manager	

Escalation times (hours):

Manager	Priority		
	1	2	3
Customer Care Manager	1	4	28
Operations Manager	2	8	36
European Business Manager	4	12	45

CHANGE FORM

	Change Proposal No:
TO:	
Either Scheduled/Emergency	
Reason for Change (use separate sheet if necessary)	
Details of Change (use separate sheet if necessary)	
Deliverables affected	
Impact on: • Timescale • System Performance • Downtime (hours) • Cost (reduction/increase) • Quality	
Change proposed by: (print name/title)	

iTouch Plc

Name: __Avi Azulai_____

Signature:_/s/ Avi Azulai_____

Title: _Managing Director_____

Date: __October 14, 2002_____

m-Wise Inc

Name:__Shay Ben-Asulin_____

Signature:_/s/ Shay Ben-Asulin___

Title: _Director_____

Date: _October 14, 2002_____

SCHEDULE 11

PUBLICITY

iTouch licenses m-Wise MOMA Gateway for multinational consumer mobile services

DRAFT: Please note that iTouch has redrafted this. Please note that m-Wise edits are made using the Track Changes feature.

LONDON, UK – October xx, 2002:. m-Wise today announced that it has been selected by iTouch plc, the London-listed (LSE: ITU) Wireless Application Service Provider, to supply the m-Wise MOMA Gateway as the main technology platform for iTouch's consumer mobile services.

iTouch, which was recently rated as the best UK provider of wireless applications by Mobile Metrix, has licensed the m-Wise MOMA Gateway to be installed at iTouch premises and managed by its Technology Group.

MOMA will manage and bill iTouch multi-language consumer services for its operations in Europe, Asia and Africa. This includes integration and support of MMS, SMS, IVR, WAP and J2ME consumer services developed by iTouch, its partners and m-Wise, which will integrate into MOMA via its proprietary API.

This arrangement follows iTouch's use of MOMA as a hosted solution earlier this year. Earlier cooperation included the launch of World Cup services and Spider-Man applications, as well as pre-paid products sold through iTouch's retail partner programme.

iTouch plc CIO Jem Eskenazi stated: "MOMA has proven to be robust, flexible and valuable for both our commercial and technical needs. The installed solution will enhance our ability to launch consumer applications, integrate third party content and ensure the highest level of technical and customer service."

m-Wise co-founder Shay Ben-Asulin said: "Our carrier-grade mobile middleware solution appeals to operators and large-scale WASPs, like iTouch, that require a focus point through which to develop, bill and support services for the type of large scale audiences with which iTouch deals. We are delighted to expand our partnership with iTouch, which to date has been fruitful for both parties."

Now encompassing over 300 applications and content services launched on more than 25 mobile networks Europe and Asia, the MOMA Gateway is critical middleware for mobile operators, major WASPs and large global brands. MOMA increases data traffic and premium revenues, and significantly minimises capital, commercial, training and technical requirements for managing value-added mobile services.

– ends –

About iTouch plc

iTouch plc is listed on the London Stock Exchange – ticker symbol: ITU.L iTouch is a leading wireless application services provider, offering mobile services to both consumers & businesses through an international presence.

iTouch aggregates, packages and transmits a broad range of consumer information and corporate solutions on multiple network types. iTouch delivers services through Voice, SMS, WAP and MMS and is a pioneer in launching PDA based corporate solutions.

iTouch plc was listed on the London Stock Exchange in August 2000 and has operations in South Africa, Ireland, the United Kingdom, Australia, New Zealand and Israel. iTouch also has a revenue-sharing and licensing agreement with MIH in Indonesia and Thailand.

iTouch has relationships with over 125 media companies worldwide to deliver their mobile services along with contractual relationships with eighteen mobile operators and a further five through the MIH partnership, giving our clients access to over 90 million mobile users.

About m-Wise

m-Wise (www.m-Wise.com) is a leading mobile technology, billing and middleware company that provides a one-stop shop for operators, WASPs and content providers to deploy, bill and manage value-added services. These carrier-grade services are simultaneously deployed in any language on GSM, CDMA and TDMA networks over SMS, MMS, EMS, J2ME, WAP, USSD, IVR, Web, email and pagers.

The company's MOMA Gateway is commercially used with 25 European and Asian carriers, plus dozens of leading vendors and content providers – including Comverse, Ericsson, Nokia, HP, Intel, Pepsi, Bacardi and United International Pictures. MOMA features integrated, content-based billing solutions, over 300 plug-and-play applications and content services, proprietary application development and provisioning tools, and robust CRM, reporting and customer support suites.

For further information, contact:

Leora Penchina, MarComms Manager, m-Wise, +44 (0) 20 7608 8557, leora@m-Wise.com, www.m-Wise.com
Matt Hardwick, Corporate Communications Manager, iTouch plc, +44 (0) 20 7803 1660

DATE: October 14, 2002

(1)   ITOUCH PLC

         and

(2)   M-WISE Inc.

MAINTENANCE AND SUPPORT AGREEMENT

THIS AGREEMENT is made on   October 14, 2002

BETWEEN:

(1)   ITOUCH PLC, a company registered in England under number 39112784th Floor, The Tower Building, 11 York Road, London, SE1 7NX ("iTouch")

(2)   M-WISE Inc, a company registered in Delaware with address at 2711 Centerville Road, Suite 400, New Castle County, Wilmington, Delaware 19808 U.S.A, including m-Wise Ltd whose registered office is at Dolphin House, 16 The Broadway, Stanmore, Middlesex, HA7 4BW and which has a business address at 46 Clerkenwell Close, London EC1R 0AZ ("m-Wise")

BACKGROUND:

(A)   Pursuant to an agreement for supply of software and related services between iTouch and m-Wise dated October 14, 2002 ("Supply Agreement"), m-Wise has supplied and licensed to iTouch Group the Licensed Software

(B)   This Agreement, pursuant to which m-Wise is to supply to iTouch Group maintenance and support services for the Licensed Software, is entered into pursuant to the Supply Agreement

IT IS HEREBY AGREED as follows:

1   DEFINITIONS

"Applications"	m-Wise's software applications listed or referred to in Schedule 1, for use in conjunction with the MOMA Platform, together with such additional or replacement software applications for use in conjunction with the MOMA Platform as m-Wise may from time to time provide to iTouch
"Commencement Date"	the date that Acceptance (as defined in the Supply Agreement) is achieved pursuant to Clause 4 of the Supply Agreement
"Documentation"	documentation pertaining to the Licensed Software and related processes/procedures, as such documentation may from time to time be updated to reflect changes in the MOMA Platform and/or Applications
"iTouch Group"	iTouch and any company directly or indirectly controlling, controlled by iTouch
"Licensed Software"	the MOMA Platform and the Applications
"MOMA Platform"	m-Wise's proprietary software identified as such in Schedule 1, as such proprietary software may from time to time be added to or altered
"Services"	the software maintenance and support services for the Licensed Software, to be supplied to iTouch by m-Wise pursuant to this Agreement, as described in Schedule 2
"Specification"	the specification and other requirements pertaining to the Licensed Software set out in Schedule 1, as such specification and other requirements may from time to time be amended by agreement in writing between the parties or by necessary implication to reflect changes or additions to the MOMA Platform and/or Applications
"Supply Agreement"	see above

2   PROVISION OF SERVICES

m-Wise shall throughout the term of this Agreement provide the Services to iTouch, subject to the terms and conditions of this Agreement

3   FINANCIAL

3.1   In consideration of the due and punctual performance by m-Wise of its obligations under this Agreement, iTouch shall pay to m-Wise the sums stated in Schedule 3. Save as expressly otherwise stated in such Schedule, such sums are all-inclusive and m-Wise shall not be entitled to charge iTouch any other sum

3.2   iTouch shall make the payments due to m-Wise when they become due in accordance with Schedule 3

3.3   Except as otherwise expressly stated in Schedule 3, all sums due to m-Wise under this Agreement exclude VAT which iTouch shall pay in addition at the rate from time to time required by law, and provided that in respect of each payment m-Wise shall submit to iTouch a valid and accurate VAT invoice

4   WARRANTIES ETC

4.1   m-Wise represents and warrants:

4.1.1   all amendments or additions to the Licensed Software supplied by m-Wise pursuant to this Agreement will be of satisfactory quality, fit for their purpose and conform to any specification for them agreed between the parties in writing and any published specification of m-Wise for them

4.1.2   all amendments to the Documentation provided by m-Wise pursuant to this Agreement will be of satisfactory quality, fit for their purpose and such as to enable any reasonably competent IT professional to [provide first line maintenance and support for the corresponding parts of the Licensed Software]

4.1.3   it will carry out the Services only through appropriately experienced and competent staff, with all reasonable care and skill, in accordance with best practice in the IT industry, and in all respects in accordance with the requirements of Schedule 2

4.1.4   the possession and use by iTouch Group of those parts of the Licensed Software and Documentation supplied to iTouch pursuant to this Agreement will not infringe or violate the patent, trade mark, copyright or other right of any person

4.2   Forthwith following receipt of any notice of any breach of any of the warranties in Clause 4.1, m-Wise shall free of charge and at its sole cost take such steps as are required in order to remedy the breach. Further, m-Wise shall defend, indemnify and hold harmless iTouch from and against all losses, costs, claims and expenses whatsoever arising out of or in connection with any breach and, in the case of the warranty in Clause 4.1.4, alleged breach, of the warranties in Clause 4.1

4.3   M-Wise warrants that in the event of a fail-over the obligations hereunder shall transfer to the fail-over system.

4.4   Where m-Wise fails to adhere to the service levels contained in schedule […] m-Wise shall pay to iTouch the sum of £1000 per day as a genuine pre- estimate of the costs to iTouch in addition to any other rights and remedies iTouch may have.

5   CONFIDENTIALITY

5.1   Each party agrees to maintain secret and confidential all information of a technical or commercially sensitive nature obtained from the other both pursuant to this Agreement and prior to and in contemplation of it and all other information that it may acquire from the other in the course of this Agreement, to use such information exclusively for the purposes of this Agreement or exercise of the rights granted under this Agreement, and to disclose the same only to those of its employees, agents, contractors and sub-contractors pursuant to this Agreement (if any) to whom and to the extent that such disclosure is reasonably necessary for the purposes of this Agreement or exercise of the rights granted under this Agreement

5.2   Clause 5.1 shall not apply to information which:

5.2.1   prior to receipt thereof from one party was in the possession of the other and at its free disposal; or

5.2.2   is subsequently disclosed to the recipient party without any obligations of confidence by a third party who has not derived it directly or indirectly from the other; or

5.2.3 is or becomes generally available to the public through no act or default of the recipient party or its employees, agents, contractors or sub-contractors; or

5.2.4 is required by law or a court or other competent authority to be disclosed; provided that in such case the recipient party shall promptly notify the other party in writing and in such detail as the other party may reasonably require of such requirement for disclosure and shall assist that other party in any lawful efforts to prevent or limit the disclosure

5.3 Each party shall procure that all its employees, agents, contractors and sub-contractors pursuant to this Agreement (if any) who have access to any information of the other to which the obligations of Clause 5.1 apply shall treat such information in a manner that is consistent with this Clause 5

5.4 This Clause 5 shall survive any termination or expiry of this Agreement and shall continue in force for a period of 5 years following Acceptance or earlier termination of this Agreement

6 TERM AND TERMINATION

6.1 This Agreement shall be deemed to have commenced on the Commencement Date and, subject to earlier termination in accordance with its terms, shall continue until iTouch gives to m-Wise at least 3 months' written notice of termination

6.2 Either party may terminate this Agreement by written notice to the other having immediate effect if:

6.2.1 the other commits a material breach of the terms of this Agreement which is incapable of remedy; and/or

6.2.2 the other commits a material breach of this Agreement which is capable of remedy and, having received from the other written notice of such breach stating the intention to terminate this Agreement if the breach is not remedied, fails to remedy the breach within [14] days; and/or

6.2.3 the other ceases to carry on its business or has a liquidator, receiver or administrative receiver appointed to it or over any part of its undertaking or assets or passes a resolution for its winding up (otherwise than for the purpose of a bona fide scheme of solvent amalgamation or reconstruction where the resulting entity shall assume all of the liabilities of it) or a court of competent jurisdiction makes an administration order or liquidation order or similar order, or that other party enters into any voluntary arrangement with its creditors or is unable to pay its debts as they fall due; and/or

6.2.4 any event occurs in relation to the other party which is analogous under a foreign jurisdiction to any of the events listed in Clause 6.2.3

6.3 The right to terminate under this Clause 6 shall be without prejudice to any other right or remedy under this Agreement or at law

7 CONSEQUENCES OF TERMINATION

7.1 Termination of this Agreement shall be without prejudice to any accrued right of either party under this Agreement, and Clauses 4, 5 and this Clause 7 shall survive any termination of this Agreement

7.2 On any termination of this Agreement, m-Wise shall promptly repay to iTouch such proportion of any fee paid by iTouch to m-Wise under this Agreement in respect of the provision of Services during any period as the unexpired part of that period bears to the whole of that period

8 PUBLICITY

Neither party may issue any press release or make any public statement about the terms of their relationship or about m-Wise's provision of any Licensed Software or Services to iTouch except as may otherwise be agreed in writing between the parties from time to time.

9 ASSIGNMENT

9.1 This Agreement is personal to m-Wise and m-Wise shall not assign, sub-contract or delegate or purport to assign, sub-contract or delegate its rights or obligations under this Agreement in whole or in part, without iTouch's prior written consent, which consent shall not be unreasonably withheld. In this context, and without limiting iTouch's rights reasonably to withhold its consent, iTouch may reasonably withhold consent if it believes that the proposed assignee or sub-contractor could not or will not or may not fully perform m-Wise's obligations under this Agreement

9.2 iTouch may at any time assign its rights and/or obligations under this Agreement in whole or in part to any other member of the iTouch Group or to any person that purchases the business of iTouch Group in which the Licensed Software is used or to be used, but may otherwise assign this Agreement only with the prior written consent of m-Wise, which consent shall not unreasonably be withheld

10 AMENDMENTS

No variation or amendment of this Agreement shall bind either party unless made in writing and agreed to in writing by duly authorised officers of both parties

11 SEVERABILITY

If it transpires that the whole or any part of any provision of this Agreement is illegal, void or unenforceable under any law that is applicable to this Agreement, or if any competent authority or court of competent jurisdiction in a final decision so determines, this Agreement shall continue in force save that such provision (or the relevant part of it) shall be deemed to be deleted from this Agreement with effect from the date of such agreement or decision or such earlier date as the parties may in writing agree

12 INTERPRETATION

The headings in this Agreement are for convenience only and are not intended to have any legal effect; all references to Clauses and to Schedules and to Annexes are references respectively to clauses in and schedules to and annexes to this Agreement; references to a "person" shall be deemed to include an individual, a company or an unincorporated business or other body or legal person; all references to a statute shall be deemed to include any statutory modification, extension or re-enactment thereof for the time being in force; references importing the singular shall include the plural and vice versa; and words such as "in particular", "including" or other words indicating that examples falling within more general wording follow shall not be construed as limiting in any way the scope of the preceding more general wording

13 NO WAIVER

A failure by either party hereto to exercise or enforce any rights conferred upon it by this Agreement shall not be deemed to be a waiver of any such rights or operate so as to bar the exercise or enforcement thereof at any subsequent time or times

14 ENTIRE AGREEMENT

This Agreement constitutes the entire understanding between the parties in relation to the subject-matter of this Agreement

15 FURTHER ASSURANCE

Each party shall at the request and cost of the other execute such documents and do all other lawful things reasonably required by the other to give effect to the provisions of this Agreement and to give the other party the full benefit thereof. This Clause shall survive any termination of this Agreement

16 THIRD PARTY RIGHTS

16.1 Each and every member of the iTouch Group from time to time shall be entitled to the benefit of this Agreement as if expressly named together with iTouch as a party to this Agreement, and each such member of the iTouch Group shall be entitled to enforce this Agreement accordingly

16.2 Subject to Clause 16.1, this Agreement is not intended to confer a benefit on any third party, whether pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise, and no third party shall have any right to enforce any of the provisions of this Agreement

17 RELATIONSHIP OF PARTIES

The relationship of the parties under this Agreement is that of independent contractors and, subject as otherwise expressly provided in this Agreement, neither party is the agent of the other for any purpose and neither party shall make any representation, give any warranty or enter into any contractual or other commitment purporting to be binding on the other

18 NOTICES

Any notice given hereunder by either party to the other shall be in writing and shall be served by sending it by registered or recorded delivery post to the address of the other party given in Schedule 4 or by facsimile transmission to the facsimile number of the other party given in such Schedule, and in any case marked for the attention of an individual officer or employee of the other party as required by such Schedule. Unless the contrary is proved, notices so sent by post shall be deemed received [2] days after posting and notices so sent by facsimile shall be deemed received on the next working day following transmission

19   <u>GOVERNING LAW AND DISPUTES</u>

This Agreement shall be governed by and construed in accordance with the laws of England and Wales and each party hereby irrevocably submits to the non-exclusive jurisdiction of the English courts in relation to any dispute or claim arising out of or in connection with this Agreement

SCHEDULE 1

MOMA Platform, Applications, Specification

(2)   Customisations of MOMA Platform

The MOMA Platform shall be customised so that it complies with the specifications set out herein. In particular m-Wise shall:

(a)   ensure that the MOMA Platform shall provide continuous connectivity for existing OpCos and Virtual OpCos (existing under the ASP Agreement) and any new OpCos and Virtual OpCos and third parties at a cost not exceeding £500 per party added during the remaining period of the ASP Agreement and until the Installation of the MOMA Platform Component has obtained Acceptance.

(b)   ensure the MOMA Platform is such that as an easy and routine operation iTouch will be able to add an unlimited number of OpCos and/or Virtual OpCos.

(c)   add the Translator Application after the HTTP API converter has been built at the Site to handle the translation.

(d)   integrate into it SMS Location Based Application (based on UK post code proximity software provided by iTouch).

(e)   ensure all screens are customised so that as an easy and routine operation iTouch can apply branding according to its requirement from time to time and that the "powered by m-Wise" logo is small and unobtrusive and is in respect of any dimension no more than one quarter the size of the iTouch logo as to any dimension.

(f)   carry out the additional developments/customisations detailed in Schedule 8 (Additional Development/Customisations).

(g)   upon prior written request from iTouch develop TIBCO connector (on a time and materials basis, according to the rates set out in paragraph (2) of Schedule 7 (Financial). iTouch may request that m-Wise develop other connectivity APIs or may use any new ones already developed by m-Wise.

The following MOMA level[4] functionality will be provided for ITouch in the MOMA platform installed at ITouch facility:

Table – MOMA functionality

Category	Feature	Feature description
API	Application level API (AKA: MAG API)	XML over HTTP API for 3rd party content providers using the MOMA API interface
	SMSCI level API	HTTP based SMSC interface for SMS relays
	Content feed API	XML over HTTP API for content feed (used by the alerting platform)
	MAG API monitoring back-end	Built in web-based monitoring back-end for API level content providers
SDK and application engine	Web based SDK	Web based SDK IDE (integrated development environment)
	Clustered application engine	Clustered Java based application engine (running the SDK based applications)
Session management	Session management	MOMA session management function
	System level applications	System level applications: OPTIN, OPTOUT, HELP, STOP, USER PROFILE, CREDIT, RECHARGE, HANDSET, etc…
	Trigger alias management	Enable multiple triggers for a single application; associate the application user profile to the Trigger Alias.

---

[4] Note: this does not include a description of the specific applications delivered to ITouch

Category	Feature	Feature description
Message types	Support multiple message types	Support most common types of messages: text, ringtones, logos, picture, and other binary types (e.g. EMS messages, WAP push)
	Nokia converters	Built in converters for Nokia ringtones, logos, and picture messages.
	Multi-Lingual support	Multi-lingual support using UNICODE character sets
Management tools	Application provisioning tool	Application (trigger, trigger alias) and Client setup and management tools
	Application copy tool	Application copy tool
	Web based system monitoring	Online Traffic screening and monitoring tools, user session message history views
	MOMA Active Monitor Suite	Passive and active monitoring system, with Flexible built in test management, SMS, email and WEB alerts.
	Mobile network management	Mobile network, Ports, logical ports, charging provisioning setup and management tools
	Content provider help desk utility	Web based content provider's help desk tool integrated into the Application back-end
	MOMA manager help desk utility	Web based system admin help desk tool integrated into the MOMA management center
Network setup	Cross networking	Implementation of multi-network application running through cross network logical ports.
	Short codes load balancing	Implementation of clustered short codes for short codes load balancing
	GSM modem SMS interface	Implementation of GSM modem interface (used mostly for monitoring the network)
Billing & Reporting	Multiple reports	The MOMA reporting module provides flexible Crystal Reports™ template based reports.
	Data cards credit based billing	Support data cards (scratch card, vouchers) vouchers management, and real-time credit management
	Content provider report profiles editor	Web based reporting suite for content providers, with a flexible client report profile editor.
	Data cards management suite	The data card management suite enables users balance management, data card codes generation, scratch card life cycle management and also queries and reports with regard to the scratch cards.

All new technologies such as, MMS types of all new handsets supported by mWise will be made available to iTouch and others will be supported and the tools to support those technologies will be provided as part of the Maintenance Contract.

(3) Applications

This list is not exhaustive and shall include all other m-Wise applications up until date of Acceptance of the Application Component.

iTouch m-Wise Applications Live as at 20-09-02				
Category	Application Name	Applications	Description	Demo Reference

Test Apps	TestUDH	TestUDH	Download txt message, ringtone, logo etc	Configured iTouch Isr 23/08
	iTouchTest	iTouchTest	MO capture app	Configured MIH TH 30/08
Quiz	Quiz App 1	Simple Quiz	1 question quiz	OPCO: iTouch UK, App Name: iTouch Simple Quiz, Trigger: Quick, Port: 81131
	Quiz App 2	Quiz	3 question quiz	OPCO: iTouch UK, App Name: iTouch Quiz, Trigger: Quiz, Port: 81131
	Quiz App 3	Spiderman Quiz	5 question quiz	OPCO: iTouch UK, App Name: Spiderman 5Q Quiz, Trigger: Spidey Quiz, Port: 81131
	Quiz App 4	Guru Football	15 Question Multi Category, Multi Level. Category Selection, 3 x levels, 5 questions per level quiz	OPCO: iTouch UK, App Name: Guru, Trigger: Guru, Port: 81131
Scenario	Scenario Game 1	Spiderman Scenario 5 Questions	5 question, 3 scenario games. Categories are selected by sub trigger, not category question.	OPCO: iTouch UK, App Name: Spiderman Scenario 5 Questions, Trigger: Spidey + Battle or Wrestle or Parade, Port: 81131
	Scenario Game 2	Spiderman Scenario	8 Question game, no category.	OPCO: iTouch UK, App Name: Spiderman Scenario, Trigger: Spiders, Port: 81131
	Scenario Game 3	GetHerKitOff	8 question with category selection.	OPCO: iTouch UK, App Name: GetHerKitOff, Trigger: Kitoff, Port: 81131
Voting	Vote	Voting	Single Vote Application	OPCO: iTouch UK, App Name: iTouch World Cup Voting, Trigger: Squash, Port: 81131
	Vote Rev 2.0	New Voting App (currently in testing on staging server)	Enhanced voting application currently in m-Wise QA. URS will be distributed on completion of testing.	Voting App released to iTouch 15-08, testing and documentation commence 16-08. Will release to OPCO's during w/c 19-08
Games	Safe	Safe	3 goes to guess the n x digit combination	OPCO: iTouch UK, App Name: iTouch Safe, Trigger: Crack, Port: 81131
	Slot	Slot Machine	User sends trigger is prompted to enter (1) phone type Nokia or Other, (2) answer a trivia question and then is sent 3 x Op Logos or Text Messages based on response to (1)	OPCO: iTouch UK, App Name: iTouch Slot Machine, Trigger: SlotM, Port: 81131
	Brainmaster	Brainmaster	4 goes to guess the 4-digit combination. User is prompted with no correct digits & no of correct positions	OPCO: iTouch UK, App Name: Brainmaster, Trigger: Master, Port: 81131
	Luv Calculator	Love Calculator	User texts in name and partner name to receive compatibility %	OPCO: iTouch UK, App Name: iTouch Love Calculator, Trigger: Luvcal, Port: 81131
Data	Capture	Info	Data Capture application, many functions: Opt-out, Opt-in, data capture app, competition entry.	OPCO: iTouch UK, App Name: iTouch INFO, Trigger: INFO Port: 81131
	SMS Response	SMS Response	m-Wise dev complete, spec to be written to detail output to XML. Moderator under dev by iTouch UK date to be provided.	Application as it stands is Capture, output required to route XML add on
	Emailer	Emailer	Capture user details via SMSand forward email	
Alerts	**Alerts App 1 - Football**	Football	Additional functionality being added as result of World Cup. Content converter developed to facilitate Rivals 365 content.	OPCO: iTouch UK, App Name: Football Alerts, Trigger: INFO Port: 81131
	Alerts App 2 - Push	Nat Mags Alerts	Users pre-register to receive n x alerts e.g. daily sex tips for a week. Content is entered manually and broadcast to all registered users once daily.	OPCO: iTouch UK, App Name: Nat Mags Alerts, Trigger: Cosmo + Orgasm or Sex Port: 81131
Chat	Virtual Chat	Virtual Chat	Currently only supports single keyword recognition based on virtual pet	Further development reqd to support keyword recognition from within text string
Device Personalisation	Ringtones	WC RT	Nokia Mono - SMS delivery	OPCO: iTouch UK, App Name: Spiderman Logo, Trigger: Spider 12999 Port: 81131

	Logos	WC LG	Nokia - SMS Delivery	OPCO: iTouch UK, App Name: Spiderman Logo, Trigger: Spider 60548 Port: 81131
	Polyphonics	In Development	Successfully delivered poly to Samsung T100 via WAP OTA 01-08, further dev reqd.	Demo is currently unavailable, will request re-instatement. **[JEM: TED responding]**
Credit Management	System Application	System Application	Credit management application, user management etc	OPCO: iTouch UK, App Name: System iTouch (not demo)
	Fantasy Football	Golden Goals	Top 5 goal scorers fantasy type football game used by iTouch UK for World Cup.	Application exists but no identified client exists.

- Plus, without further charge, iTouch may within 12 (twelve) months immediately following Acceptance of the Licensed Software choose a further 5 (five) Applications from m-Wise's catalogue of Applications.

List of Hardware recommended by m-Wise and Licensed Software

Machine Type A	
Make and Model	Dell 1650
Operating System	Linux (mWise RPM)
CPU	1x1.8 Ghz (or highest)
Memory	1Gb (or highest)
Storage	18Gb (SCSI)
Network Cards	2
Quantity	
Note 2 Machines to include 3 x18Gb RAID 5 Storage	

Machine Type B	
Make and Model	Gigabyte
Operating System	Linux (mWise RPM)
CPU	1x1.8 Ghz (or highest)
Memory	1Gb (or highest)
Storage	18Gb (SCSI)
Network Cards	2
Quantity	

Machine Type C	
Make and Model	Dell 6650
Operating System	Win 2k Server
CPU	2 x 1.4Ghz Xeon/512kb cache (or highest) - Upgradeable to 4 processors
Memory	2Gb (or highest) - upgradeable to 8Gb
Storage	2 x 18Gb (SCSI)
Network Cards	2
Quantity	

Machine Type D	
Make and Model	NetApp F87
Operating System	
CPU	
Memory	
Storage	8x76Gb SCSI
Network Cards	1 Fibre Ethernet card + 1 10/100/1000 Ethernet card
Quantity	1

Note:

        NetApp F87
        Snap Restore
        Documentation
        Install Service
        5 Days Training
        Snap Drive for SQL Server
        36 month phone support and 4 hour on-site drive and hardware replacement
        36 months support subscription for software

Machine Type E

Make and Model	Cisco 3550 - Production Switch	
Quantity		4

Machine Type F

Make and Model	Cisco 2959 (24 port switch) - Non Production Switch	
Quantity		3

Machine Type G

Software License Requirement

Licenses	Windows Server 2000	MS SQL Server Standard	Embarcadero	JTurbo	ColdFusion Enterprise	Crystal Reports	
Application Servers				1			
SMS Servers							
Database Server Prod	2	2	1				
Database Server Non Prod	1	1	1				
External Storage							
Web Server	1				1	1	
API Server				1			
Switches							
Firewall							
Monitoring							

Official Software License versions

Name	Description	Version
Windows Server 2000	Windows Server	2000 Service Pack 3
MS SQL Server Standard	MS SQL Server	2000 Service Pack 2
Embrocadero	MS SQL Development and Management Suite	Determined upon installation
JTurbo	JDBC Connector	Version 3.0
Cold Fusion Enterprise	Application Server	MX Server Enterprise (v. 6)
IIS	HTTP Server	IIS 5.0 with latest patches
Crystal Reports	Reports Generation package	Version

<u>SCHEDULE 2</u>

<u>Services</u>

(1)   <u>Introduction</u>

        m-Wise will provide to iTouch second level maintenance and support for the Licensed Software, as described in more detail in this Schedule, and in accordance with and subject to the terms of this Schedule

(2)   <u>Management and Administrative</u>

        (a)   The respective project managers of the parties will have responsibility for day to day management of provision of the Services, and in particular m-Wise's project manager will be iTouch's dedicated

technical focal point of contact responsible for delivery of the Services in accordance with this Schedule and in particular the required service levels (see paragraph (9) below). The project managers (with contact details) are:

as in the relevant schedule of Supply Agreement

Either party may change its project manager but must forthwith notify the other in writing of the change. However, m-Wise will try to maintain continuity of project manager. m-Wise will ensure that its project manager is at all times an individual reasonably acceptable to iTouch

(b)   Other contact details to be used for the Services are:
                Oliver O'Kelly iTouch
                Jem Eskenazi iTouch

If a party changes any of its contact details it must forthwith notify the other in writing of the change

(c)   Periodic review meetings will be carried on a quarterly basis in the UK with both parties senior technical staff attending in person and monthly by telephone attendance.

(d)   iTouch will make available to m-Wise access to iTouch's fault logging systems. m-Wise will use these to log and track all iTouch related support issues and change requests. These systems will also be used by iTouch as the basis to measure compliance with the agreed service levels (paragraph (9) below)

(3)   Summary of the Services

(a)   m-Wise will provide the Services 365 days per year, 24 hours per day

(b)   The Services will consist in second level support and fall into the following categories:

- remote monitoring of the Licensed Software
- bug/error fixing
- provision of updates/upgrades
- [change requests]

(4)   Remote Monitoring

m-Wise will inform iTouch through the channels at paragraph (2) above of any bug/error or other issue concerning the performance of the Licensed Software that m-Wise becomes aware of Any such bug/error or other performance issue shall be deemed to have been reported to m-Wise by iTouch in accordance with this Schedule at the time m-Wise becomes aware of it. m-Wise will not have administrative access without prior permission of iTouch

(5)   Bug/Error Fixing

- requirements for reporting bugs/errors
- agreed categories (depending on business impact)
- for each category, initial m-Wise response time and fix time
- relevant procedures

(6)   Updates/Upgrades including new technologies (such as MMS) and additional functionality

(a)   m-Wise will promptly supply to iTouch (without additional charge, either under this Agreement or by way of licence fee) all updates/upgrades [to the MOMA Platform (and the Applications)] that m-Wise from time to time makes available to any of its ASP customers and/or other licensees

(b) iTouch shall not be obliged to accept such updates/upgrades but if it does accept them then m-Wise will also supply additional or amended Documentation corresponding to them.

(7)   Change Requests

(a)   iTouch may from time to time submit to m-Wise requests for changes to be made to the Licensed Software. The parties will work together to establish the precise requirements in relation to any such change request, and whether it is technically feasible

(b)   Subject to technical feasibility, and to iTouch confirming to m-Wise that it does require the change request implemented, m-Wise will implement it and supply additional or amended Documentation corresponding to it

(8)   Service Levels

This document serves to define the interfaces, times and management procedures regarding any malfunctions on services offered in collaboration with m-Wise services for the iTouch operation and all support and maintenance.

On parallel, the document will specify the agreed communication arrangements between m-Wise and iTouch in regard to the activities planned on m-Wise respective platforms.

The Services will consist in addition to all additional work necessary to comply with second level support and fall into the following categories:

(a)   *Remote monitoring of the Licensed Software*
m-Wise will immediately inform iTouch through the channels at Schedule 6 (Project Managers) above of any bug/error or other issue concerning the performance of the Licensed Software that m-Wise becomes aware of. Any such bug/error or other performance issue shall be deemed to have been reported to m-Wise by iTouch in accordance with this Schedule at the time m-Wise becomes aware of it.

(d)   *Bug/error fixing*
Any malfunction, which affects the effective and continuous use and operation of the Licensed Software.

(e)   *Updates/Upgrades*
Provisions of updates/upgrades which iTouch reserves the right to accept and which if accepted shall include without charge all additional or amended Documentation corresponding to them.

m-Wise will promptly supply to iTouch (without additional charge, either under this Agreement or by way of licence fee) all updates/upgrades that m-Wise from time to time makes available to any of its ASP and/or other licensees.

For each category of the services, state:

Level	Severity	ResponseTime	Fix time
1	critical	30 mins	95% within 4 hours
2	major	90	95% within 8 hours
3	minor	4 hours	90% within 24 hours

- During national holidays or religious holidays in Israel the response time may be slower, but m-Wise will do its best endeavours to minimize delays.

- SCHEDULE 3

- Financial

1   Subject to any reduction made to such sum in accordance with clause 4.7.1 of the Supply Agreement, iTouch shall pay to m-Wise a fee for the Services equal to £2500 per calendar month.

2   ITouch shall pay such fee for each calendar month during the term of this agreemnt within 30 days of receiving m-Wise's valid and accurate invoice for such fee.m-Wise may issue its invoice for the fee due for a calendar month at any time on or after the start of the immediately preceding calendar month.

3   ITouch may set off against any fee due to be paid to m-Wise any amount due to iTouch from m_wise pursuant to the service level provisions of schedule 2

Notices ;

For iTouch all notices should be sent to Jen Eskanazi with a copy to the Company Secretary.

AS WITNESS the hands of the duly authorised representatives of the parties on the date first appearing above

For and on behalf of iTouch plc

Signed: …/s/ Avi Azulai………………..

Print Name: Avi Azulai   …………………………………………..

Position/Title: Managing Director……………….

Date: October 14, 2002……………….

For and on behalf of m-Wise Inc

Signed: /s/ Shay Ben-Asulin…………………………..

Print Name: Shay Ben-Asulin……………..

Position/Title: Director………….

Date: October 14, 2002………………